
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@si
Website : www.si


03029547

8 August 2003


RECEIVED
AUG 2 5 2003
188

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Poh (Ms)
Senior Legal Counsel

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Encs.



In Singapore, SingTel will continue to focus on cost management and aims to maintain an operational EBITDA margin of around 50 per cent for the year. Guidance for SingTel's free cash flow for the year has been increased to S$1.5 billion.

In Australia, Optus aims to deliver strong double-digit revenue growth. It plans to grow operational EBITDA by approximately 20 per cent, and aims to increase its operational EBITDA margin towards its goal of 30 per cent.

Please refer to the Group's Management Discussion and Analysis document for a full commentary on the Group's results for the quarter and on the outlook for the current financial year.

~~~~~~~~~~~~~~~~~~~~


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2003
WASH, D.C.
188
SECTION
~~~~~~~~~~~~~~~~~~~~



Contributors to Group earnings included Telkomsel (S$112 million, +158 per cent), Advanced Info Service (S$59 million, +11 per cent) and Globe Telecom (S$31 million, +24 per cent). Bharti, which turned profitable in the last quarter, was again profitable this quarter. The contribution from Belgacom rose 56 per cent to S$90 million as a result of strong results in its Internet and mobile businesses, and the appreciation of the Euro.

Including SingTel and Optus, the Group's regional mobile subscriber base increased 51 per cent year on year to more than 37 million as at 30 June 2003. Telkomsel and Bharti, in particular, registered very strong subscriber growth – 84 per cent and 133 per cent respectively – and are providing the Group with another wave of growth.

Dividends received during the quarter totalled S$134 million, more than double the amount a year ago. Globe paid a first time dividend of S$21 million during the quarter, while Belgacom and AIS contributed S$72 million and S$41 million respectively. AIS has also obtained approval from its bondholders to increase its payout ratio cap from 40 per cent to 70 per cent. The Group expects to receive additional dividends from Telkomsel and SingPost later in the year.

Cash flow and balance sheet

SingTel takes a very disciplined approach to capital management, with an objective to delivering appropriate returns to all stakeholders. The Group's free cash flow[5] increased 38 per cent to S$740 million for the quarter, reflecting improved cash flow at Optus and higher dividends from associates.

After lower interest payments, exchange rate movements and almost S$1 billion of divestment proceeds, the Group's net debt was reduced by S$1.35 billion to S$8.22 billion. As a result, net debt gearing was reduced to 32.2 per cent.

Net debt was 1.4 times EBITDA and EBITDA interest cover was 12.9 times. These ratios are better than the leverage commitments made at SingTel's bond offering in 2001. The downward trend in borrowings and the upward trend in free cash flow generation have substantially improved the Group's financial profile and enhanced its credit position.

Outlook

SingTel's guidance for the full year results has been updated following the divestment of a 69 per cent interest in SingPost and the Yellow Pages business. It assumes no material deterioration of economic conditions in Singapore, Australia and the region.

The Group expects revenue and operational EBITDA for the year to increase. It is maintaining its medium term target of double-digit earnings growth. Although the economic outlook for Singapore is uncertain, the outlook for the Group's operations outside of Singapore is positive.



"We have driven sharp growth in profits, revenue and customers and won market share – building on the achievements of the last two years.

"We are strongly cash flow positive and have a significant after tax profit for the quarter.

"In Q1, operational EBITDA increased by 49 per cent to A$416 million with the EBITDA margin improving to 28 per cent – up by six percentage points on the same quarter last year.

"In addition, the C1 Defence Contract contributed A$20 million to our net profit after tax.

"We experienced continued strong cash flow growth with free cash flow of A$185 million, up A$117 million on Q1 last year. Our capex to revenue ratio was down to 13 per cent.

"These results continue to demonstrate the power of Optus' focus on market differentiation; high-value, high-margin customers; aligning costs to revenue; strong capex management; and leveraging the scale of the SingTel Group," Mr Anderson said.

Optus Mobile continued to deliver profitable growth. Revenue was up 23 per cent and the EBITDA margin expanded to 38 per cent. Mobile data revenue now represents 13 per cent of service revenue. Costs were carefully managed and unit subscriber acquisition and retention costs were down six per cent compared to the same quarter last year.

Total customer numbers grew 16 per cent to 4.9 million and post-paid ARPU increased by 10 per cent.

Consumer and Multimedia (CMM) revenue grew strongly for the quarter, up 21 per cent, and importantly EBITDA margins continued to increase, reaching 10 per cent.

Cable modem subscribers are now 109,000, up 68 per cent compared to June 2002, with the dial-up customer base at more than 500,000.

In the same quarter last year, CMM had an EBITDA loss of A$21 million. The net result in this quarter is a A$55 million turnaround in operational EBITDA compared to the same period last year. EBITDA for the quarter was A$34 million.

Revenue from **Optus Business**[4] was up 13 per cent for the quarter with both voice and data up seven per cent while the combined EBITDA margin for Optus Business and **Optus Wholesale** increased by three percentage points to 23 per cent.

The highlight for Optus Business and Wholesale was the successful launch of the C1 satellite -- as a result, Optus is recognising A$217 million in Defence contract revenue in this quarter.

Associated companies

SingTel continued to report very strong results from its overseas investments. For the quarter, the Group's share of pre-tax earnings from its associates was S$291 million, an increase of 80 per cent from last year. This amount included a S$10 million contribution from SingPost which was equity accounted from 1 April 2003.



Revenue from **mobile communications** slipped 3.0 per cent year on year to S$201 million although the number of mobile subscribers increased slightly to 1.53 million. The Sars outbreak and weak consumer sentiment contributed to lower minutes of use and less use of roaming services. Mobile roaming ARPU fell 19 per cent compared to the preceding quarter.

Even though Singapore's mobile penetration hit 80 per cent in June 2003, SingTel's postpaid churn rate remained at an encouraging 1.5 per cent. Mobile data services continued to exhibit steady growth, contributing 16 per cent of cellular revenue this quarter (11 per cent last year). SMS usage increased 26 per cent year on year.

International telephone revenue fell 20 per cent to S$201 million compared to the June 2002 quarter. SingTel's average collection rate was impacted by higher discounts and greater use of lower price services. Compared to the preceding quarter, revenue declined by a smaller 2.3 per cent.

For the quarter, revenue from **national telephone** and **IT & engineering** services rose 2.6 per cent to S$147 million and 18 per cent to S$132 million respectively. Compared to the preceding quarter, national telephone revenue was up 6.7 per cent. Excluding the impact of IPACS, IT & engineering revenue still grew 7.4 per cent year on year, reflecting the resilience of the NCS business despite tough economic conditions and intense competition.

SingTel's focus on cost management ensured that, excluding the impact of SingPost and IPACS, **operating expenses** at $504 million were stable compared to a year ago. Cost of sales increased 24 per cent due mainly to growth in IT services. Traffic expenses fell 13 per cent as a result of lower outpayment rates and lower traffic volume. Staff costs increased by 3.5 per cent including a S$2 million initial expense relating to the new performance share plan.

SingTel's free cash flow increased by 12 per cent due to higher dividends from associates and lower capex. With the completion of the C2C cable network, capex was reduced to S$115 million from S$368 million a year ago.

SingTel Optus

Optus had a strong start to the 2004 financial year, significantly growing profit after tax and continuing its cash flow gains. Strong margin improvement was seen across all divisions and Optus has taken market share from its competitors.

Net profit after tax for the first quarter was A$100 million, a A$142 million improvement on last year. Revenue was up 17 per cent to A$1.5 billion with operating costs increasing at only half the rate of revenue growth (both excluding the one-off additional revenue from the C1 Defence contract).

The company achieved positive cash flow, after payment of interest, of A$147 million continuing the trend first seen for the full year 2002/03.

"This is a very strong first quarter result," Optus Chief Executive, Mr Chris Anderson, said.



SingTel Optus continued to build on its growth momentum. It recorded revenue growth of 51 per cent – due partly to a stronger Australian Dollar – and an EBITDA margin of 26 per cent. Excluding the impact of the C1 Defence contract, revenue grew 32 per cent and the margin was strong at 28 per cent.

The Group's share of pre-tax ordinary earnings from its four regional mobile associates[3] jumped 78 per cent to S$204 million. This was on the back of a 63 per cent increase in the four companies' combined mobile subscriber base to 31 million.

Reflecting the importance of the Group's overseas operations, more than 70 per cent of proportionate revenue and more than 60 per cent of proportionate EBITDA came from outside Singapore.

Mr Lee Hsien Yang, SingTel's President and CEO, said: "The SingTel Group has made an excellent start to the financial year, delivering a very strong performance during the quarter in spite of difficult market conditions in Singapore.

"The Singapore business generated strong cash flows while in Australia, Optus maintained its revenue growth momentum and improved both its margins and cash flows. And for yet another quarter, the Group's regional associates delivered higher profits and dividends.

"With the success of our international expansion strategy, the Group is well positioned for continued growth even though the outlook for the Singapore economy remains challenging. Optus, which provides for half of our proportionate revenue, will benefit from the robust outlook of the Australian economy."

SingTel

Excluding the results of SingPost, which was deconsolidated from 1 April 2003, SingTel's results for the quarter were broadly consistent with the trends of the preceding quarter.

SingTel's revenue for the quarter was S$1.05 billion, a decline of 5.8 per cent from a year ago. This reflected tough price competition in the Singapore market and weakness in the Singapore economy which is estimated to have contracted by 4.3 per cent in the June 2003 quarter.

Data & Internet revenue fell 8.0 per cent to S$282 million compared to the same period last year but on a sequential quarter basis was up 2.9 per cent. Revenue from data services fell 13 per cent year on year. A 45 per cent increase in volume demand for bandwidth was outweighed by continued price declines for international leased circuits.

Demand for Internet services continued to be strong, with revenue rising 26 per cent. The number of SingTel ADSL broadband lines more than doubled to 192,000, giving an estimated market share of 63 per cent.



News Release

The SingTel Group's results for the quarter ended 30 June 2003

Net profit for the quarter hits an all-time high of S$1.20 billion
Group revenue up 20 per cent to S$2.96 billion

Singapore, 7 August 2003 – Singapore Telecommunications Limited (SingTel) today announced its unaudited results for the quarter ended 30 June 2003.

Highlights

Quarter ended:	Jun 2003 (S$ million)	Jun 2002 (S$ million)	Change
Operating revenue	2,960	2,461	20.3%
Operational EBITDA	1,033	926	11.6%
Share of earnings from associates	291	162	80.1%
Earnings before interest, tax, depreciation and amortisation (EBITDA)[1]	1,409	1,172	20.2%
Net profit (before goodwill)	1,360	534	154.7%
Net profit after tax	1,198	377	217.8%

Group

The SingTel Group's net profit for the quarter more than tripled to S$1.20 billion. After excluding goodwill, exceptional items and a one-off tax credit in the June 2002 quarter, underlying earnings was S$657 million, up by a very healthy 46 per cent.

Group revenue increased by 20 per cent to S$2.96 billion. Operational EBITDA rose 12 per cent to S$1.03 billion. Share of earnings from associates contributed S$291 million, helping SingTel deliver a 20 per cent increase in EBITDA to S$1.41 billion.

The Group's results for the quarter included one-time exceptional profits – from the divestment of a 69-per cent equity stake in Singapore Post (SingPost) and the disposal of its Yellow Pages business[2] – amounting to S$700 million.

The Singapore business generated over S$500 million of free cash flow and delivered an EBITDA margin of 51 per cent. This was an improvement from the 46 per cent margin of the preceding quarter.

[1] Includes IDA compensation and share of results from associates

MASNET No. 5 OF 07.08.2003
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2003 - NEWS RELEASE

Attached is the news release on Singapore Telecommunications Limited's unaudited results for the first quarter ended 30 June 2003.



NR7Aug03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 07/08/2003 to the SGX

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group operating revenue by product (in Singapore dollars) is:

	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Operating revenue by product:			
Mobile communications	812	607	33.8
National telephone	425	315	35.2
C1 Defence contract	250	-	nm
Data & Internet	204	173	17.8
International telephone	57	76	-26.0
Sale of equipment	100	27	263.5
Cable television	42	38	9.4
IT & engineering services	19	13	43.2
Others	8	15	-48.3
Total	**1,915**	**1,265**	**51.4**

The Optus' contribution to certain Group balance sheet items is :

	As at	
	30 Jun 2003 S$ m	31 Mar 2003 S$ m
Property, plant and equipment (net)	**6,513**	**6,057**
Gross debt[1]		
Current debt	160	492
Non-current debt	2,894	2,576
Gross debt as reported in balance sheet	3,054	3,068
Related net hedging balance	23	(138)
	3,077	2,929
Less: cash and bank balances	(92)	(62)
Net debt[1]	**2,985**	**2,868**
	A$ m	A$ m
Property, plant and equipment (net)	**5,556**	**5,686**
Gross debt[1]		
Current debt	137	462
Non-current debt	2,469	2,418
Gross debt as reported in balance sheet	2,605	2,880
Related net hedging balance	19	(130)
	2,624	2,750
Less: cash and bank balances	(78)	(58)
Net debt[1]	**2,546**	**2,692**

Note:

(1) Excludes borrowing from SingTel.

SEC File No: 82-3622

OPTUS FINANCIALS IN SINGAPORE DOLLARS

The Optus' contribution to the Group summary income statements (in Singapore dollars) is:

	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Operating revenue	**1,915**	**1,265**	**51.4**
Operating expenses	(1,428)	(984)	45.1
Other income /(expense)	12	(3)	nm
Operational EBITDA	**499**	**278**	**79.5**
- EBITDA margin	***26.0%***	***22.0%***	
Share of results of joint ventures	3	(17)	nm
EBITDA	**502**	**261**	**92.3**
Amortisation of goodwill	(1)	(1)	-
Depreciation & amortisation	(277)	(225)	22.9
EBIT	**225**	**35**	**@**
Net finance expense	(56)	(60)	-7.6
Profit /(loss) before tax	**169**	**(25)**	**nm**
Taxation	(56)	(16)	240.9
Profit /(loss) after tax	**113**	**(42)**	**nm**

@ denotes more than 500%

At 30 June 2003, C2C has an outstanding balance of **US$592 million** under the secured financing facility. In view of the afore-mentioned events and ongoing restructuring talks with the Lenders, the entire amount of the **US$592 million** has been classified under current liabilities in both C2C's and the Group's balance sheet.

Claims by Tyco Group

On 23 May 2003, C2C and companies in the Tyco group executed a Settlement Agreement to resolve certain disputes over (i) the Supply Contract relating to the construction of certain segments of the C2C Cable Network; (ii) the C2C Cable Network Fiber Right of Use Agreement relating to the sale of one pair of dark fiber by C2C and (iii) the TGN Cable Network Fiber Right Of Use Agreement relating to the purchase of half fiber pair by C2C (the "**Agreements**"). Currently, subject to C2C Lenders' consent and the fulfillment of certain conditions precedent on the part of C2C and the companies in the Tyco Group by a prescribed date, all parties will be obligated to proceed to consummate the closing of the settlement according to the terms of the Settlement Agreement.

Pending the consummation of the closing of the settlement, Tyco Contracting Ltd and Tyco Global Networks Ltd have issued certain default notices to reserve their rights under the Agreements. These default notices will be withdrawn by Tyco Contracting Ltd and Tyco Global Networks Ltd if the closing of the settlement takes place within a prescribed period.

Financial Results

In accordance with Singapore GAAP, C2C continues to be consolidated as a subsidiary company in this quarter's results even though its carrying value in SingTel's consolidated accounts is nil as at 31 March 2003.

Summary Income Statements [1]	Quarter		YOY
	30 Jun 2003 US$ m	30 Jun 2002 US$ m	Chge %
Operating revenue	15	15	-0.4
Operational EBITDA	3	3	1.4
Depreciation	(19)	(26)	-29.3
EBIT	(16)	(23)	-32.0
Net finance expense	(8)	(6)	23.1
Net loss	**(24)**	**(30)**	-20.3

Note:
(1) After elimination within C2C group of companies.

The results of operations and financial condition of the C2C Group as at 30 June 2003 are prepared on the basis that C2C is a going concern, as discussions are still ongoing with the Lenders and creditors with a view to arriving at a consensual restructuring of C2C's liabilities.

SingTel will make the appropriate announcement as and when there is a significant development on the discussions.

SEC File No: 82-3622

C2C PTE LTD– LOAN AGREEMENTS AND OTHER MATTERS

Background

C2C Pte Ltd ("C2C"), a 59.5% owned subsidiary of SingTel, is an independent provider of undersea fibre optic network services, managing Asia's largest submarine cable network with a design capacity of 7.68 Terabits. The C2C network consists of a 17,000 km intra-Asian undersea cable ring connecting Japan, South Korea, China, Taiwan, Hong Kong, Philippines and Singapore, and a trans-Pacific ring network between Japan and USA.

Activation of traffic on the intra-Asian network commenced in January 2002 and the trans-Pacific network is expected to be ready-for-service in FY03/04. In the meantime, C2C has capacity on the Japan-US cable system to provide connectivity between Asia and the USA.

C2C, like most of its industry peers, has faced an extremely challenging operating environment over the past 18 months, with rapidly falling bandwidth prices and lower than expected market demand.

Loan Agreements

During the quarter, SingTel, after obtaining legal advice on its rights and obligations, cancelled its commitment to C2C under a Convertible Loan Agreement. This Convertible Loan Agreement was entered into in conjunction with the secured financing facility extended to C2C by a syndicate of bankers ("Lenders") and in respect of which C2C has commenced discussions on a possible restructuring. At the time of the cancellation, the undrawn portion of the convertible loan stood at **US$164 million**.

Notwithstanding the cancellation, SingTel has indicated to C2C and the Lenders that it views C2C as an important asset and, on a without prejudice basis and subject to agreeing terms, is prepared to consider committing additional funds to C2C if it is in the interests of all parties, including SingTel.

Despite SingTel's proposal and whilst the Lenders have indicated that they will continue to work towards a consensual restructuring, the Lenders have issued a notice to SingTel calling upon it to disburse to C2C the **US$164 million**. SingTel has advised C2C and the Lenders that it is not obligated to so disburse in view of the cancellation.

Separately, the Lenders have informed C2C that an event of default under the financing facility has occurred and that they are converting the floating charge relating to the facility into a fixed charge in relation to, inter alia, the Convertible Loan Agreement.

The net book values of assets of C2C consolidated in the Group's balance sheet as at 30 June 2003 are as follows:

Cash and bank balances – US$19.1 million (S$33.5 million) (fixed charge)
Property, plant and equipment – US$1,313.5 million (S$2,307.5 million)(assignment/fixed charge)
Other assets – US$43.7 million (S$76.7 million)(assignment/ fixed/floating charge)

Singapore Telecommunications Ltd And Subsidiary Companies

HISTORICAL FINANCIAL SUMMARIES

S$ Million	Quarterly FY 2003/04			Quarterly FY 2002/03													Full Year	
	1Q			4Q			3Q			2Q			1Q					
	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total		2002/03	2001/02
Income Statement																		
Operating revenue	1,045	1,915	2,960	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461		10,259	7,269
Operating expenses (excl . Depreciation)	(516)	(1,428)	(1,944)	(647)	(1,133)	(1,779)	(596)	(1,091)	(1,687)	(577)	(981)	(1,557)	(555)	(984)	(1,539)		(6,562)	(4,254)
Operating profit	529	487	1,016	533	416	950	575	344	919	606	299	905	642	281	923		3,697	3,015
Other income	6	12	17	14	(12)	2	12	10	22	8	11	19	6	(3)	4		46	42
Operational EBITDA	535	499	1,033	547	404	952	587	354	941	614	310	924	648	278	926		3,743	3,057
Compensation from IDA	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84		337	337
Share of results of associates	288	3	291	278	(3)	275	198	10	208	377	11	388	178	(17)	162		1,032	241
EBITDA	907	502	1,409	910	401	1,311	869	364	1,233	1,075	321	1,396	911	261	1,172		5,112	3,635
Depreciation & amortisation	(327)	(277)	(604)	(344)	(279)	(623)	(351)	(261)	(612)	(351)	(232)	(583)	(354)	(226)	(579)		(2,396)	(1,370)
Earnings before interest & income tax (EBIT)	580	225	805	566	123	688	518	103	622	723	90	813	558	35	593		2,716	2,264
Net finance expense	(37)	(56)	(93)	(76)	(58)	(133)	(56)	(56)	(112)	(103)	(59)	(162)	(60)	(60)	(120)		(527)	(81)
Profit before exceptional items	543	169	712	490	65	555	462	47	510	620	31	651	498	(25)	473		2,189	2,183
Exceptional items	703	-	703	(718)	-	(718)	(26)	-	(26)	6	(44)	(38)	(37)	-	(37)		(819)	(61)
Profit before tax	1,246	169	1,415	(228)	65	(163)	436	47	484	626	(13)	613	461	(25)	436		1,370	2,122
Taxation	(174)	(56)	(230)	(131)	346	216	(182)	(25)	(207)	(178)	(19)	(198)	(58)	(16)	(74)		(263)	(498)
Profit after taxation	1,072	113	1,185	(358)	411	53	254	22	277	448	(33)	416	403	(42)	361		1,107	1,624
Minority interests	13	-	13	260	-	260	19	-	19	(1)	-	(1)	16	-	16		294	7
Profit attributable to shareholders	1,085	113	1,198	(99)	411	313	274	22	296	448	(33)	415	418	(42)	377		1,401	1,631
Group Operating Revenue Composition																		
Mobile communications	201	812	1,012	203	722	925	205	675	880	211	616	827	207	607	813		3,445	1,902
National telephone	147	425	573	138	373	512	140	364	504	148	316	464	144	315	458		1,937	1,132
Data and Internet	282	204	486	274	191	465	288	185	473	298	179	477	307	173	480		1,895	1,572
International telephone	201	57	258	206	77	283	206	59	265	231	63	293	250	76	326		1,167	1,236
C1 Defence Contract	-	250	250	-	-	-	-	-	-	-	-	-	-	-	-		-	-
IT and engineering services	132	19	150	192	20	212	157	21	178	117	16	133	112	13	125		648	513
Postal services	-	-	-	84	-	84	92	-	92	85	-	85	87	-	87		348	355
Miscellaneous [1]	83	149	232	83	166	249	84	130	214	93	90	184	91	81	172		819	560
	1,045	1,915	2,960	1,180	1,549	2,729	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461		10,259	7,269
Group Operating Expenses Composition																		
Traffic expenses	117	373	490	147	351	498	138	358	496	158	318	476	149	333	482		1,951	1,277
Selling and administrative	124	401	524	156	385	541	147	344	491	134	317	452	145	319	465		1,948	1,214
Cost of sales	102	418	520	142	192	334	127	180	307	85	159	245	81	130	211		1,097	651
Staff costs	151	191	342	176	168	344	167	171	338	174	150	324	163	161	324		1,329	994
Repair and maintenance	27	42	69	37	36	73	22	32	54	35	39	74	27	37	64		265	175
Others	(5)	4	(1)	(12)	1	(11)	(4)	6	2	(10)	(3)	(13)	(11)	5	(6)		(28)	(56)
	516	1,428	1,944	647	1,133	1,779	596	1,091	1,687	577	981	1,557	555	984	1,539		6,562	4,254
Depreciation	165	266	431	196	268	464	186	250	437	190	223	412	197	220	417		1,730	998
Key Revenue Drivers																		
SingTel:																		
IT Outgoing Mins Total (million) (QTD/YTD)	234			235			227			250			274				986	1,095
IDD Net Ave Collection Rate (S$/ min) (QTD/YTD)	0.496			0.542			0.530			0.558			0.545				0.542	0.580
Res Working DEL (000s)	1,137			1,145			1,150			1,153			1,155				1,145	1,159
Biz Working DEL (000s)	772			775			779			782			784				775	786
Total Working DEL (000s)	1,908			1,921			1,929			1,935			1,940				1,921	1,944
Total Cellular Subscribers (000s)	1,530			1,548			1,555			1,514			1,495				1,548	1,467
Cellular ARPU (YTD/QTD) (S$)																		
- Postpaid	67			69			70			72			74				72	74
- Prepaid	15			16			17			16			16				16	11
Optus:																		
Total Cellular Subscribers (000s)		4,888			4,722			4,537			4,341			4,226			4,722	4,160
Cellular ARPUs (QTD/YTD) (A$)																		
- Postpaid		70			68			68			66			63			66	62
- Prepaid		22			21			23			18			21			21	20
Consumer Broadband Customers (000s)		530			540			541			542			541			540	534

(1) - comprises revenue from sale of equipment, directory advertising, aeronautical and maritime, paging service, cable television, lease of satellite transponders and miscellaneous income.

Singapore Telecommunications Ltd And Subsidiary Companies

Appendix 1

BALANCE SHEETS

	As at		
	30 Jun 2003 (Unaudited) S$ million	30 Jun 2002 (Unaudited) S$ million	31 Mar 2003 (Audited) S$ million
Current assets			
Cash and cash equivalents	2,321	2,307	949
Short term investments	128	341	108
Trade and other debtors	2,466	2,107	2,265
Inventories	373	517	477
	5,289	5,272	3,799
Non-current assets			
Intangibles	557	532	521
Goodwill on consolidation	10,155	10,901	10,295
Property, plant and equipment (net)	12,348	13,165	12,632
Associated companies	5,000	3,846	4,846
Joint venture companies	362	282	359
Long term investments	197	557	227
Deferred tax asset	995	384	953
Other non-current assets	37	78	39
	29,649	29,745	29,872
Total assets	34,938	35,016	33,671
Current liabilities			
Trade and other creditors	2,763	2,502	2,696
Provisions	18	76	19
Advanced billings	592	708	759
Current income tax	510	528	478
Borrowings (unsecured)	119	901	428
Borrowings (secured)	1,082	152	340
	5,085	4,866	4,719
Non-current liabilities			
Borrowings (unsecured)	9,211	9,709	8,946
Borrowings (secured)	148	1,031	958
Long term advance billings	1,176	1,535	1,195
Other non-current liabilities	102	72	204
Deferred income tax	572	687	603
Deferred income	1,342	1,691	1,426
	12,550	14,726	13,332
Total liabilities	17,635	19,592	18,052
Net assets	17,303	15,425	15,619
Share capital and reserves			
Share capital	2,674	2,674	2,674
Translation reserve	703	67	210
Other reserves	13,794	12,259	12,586
Interests of shareholders of the Company	17,171	15,000	15,470
Minority interests	132	425	149
	17,303	15,425	15,619

SECTION V : GLOSSARY

"ARPU"	Average revenue per user.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"Backhaul"	Transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.
"Bandwidth"	The capacity of a communications link.
"C2C"	C2C Pte Ltd and its subsidiary companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"GPRS"	General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilises the network when there is data to be sent.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
"MMS"	Multimedia messaging service.
"NA"	Not applicable.
"NCS"	National Computer Systems, a SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"QTD"	Quarter-to-date
"SMS"	Short Message Service.
"Sing GAAP"	Accounting principles generally accepted in Singapore.
"SingTel"	Unless expressly stated, the term refers to SingTel Group excluding Optus.

SECTION IV : ASSOCIATES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Belgacom	Globe
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1996**	**1993**
Effective shareholding %	35.0%	28.46%	21.55%	12.15%	29.06%
Investment to date *	S$1.93 bil	S$1.13 bil	S$870 mil	S$930 mil	S$468 mil
Closing market share price (1)	NA	INR 38.95	THB 61.5 (5) THB 61.0 (6)	NA	PHP 605
Market capitalisation					
- total (S$ bil)	NA	S$2.74 bil	S$7.53 bil	NA	S$3.02 bil
- SingTel holding	NA	S$779 mil	S$1.62 bil	NA	S$877 mil
Operational Performance :					
Mobile penetration rate (2)	7%	1.5%	31%	79%	21%
Market share (2)	54%	25%	62%	53%	46%
Market position (3)	#1	#1	#1	#1	#2
Mobile subs ('000)					
- aggregate	7,713	3,751	12,263	3,679	7,272
- proportionate	2,700	1,065	2,643	447	2,113
Growth in mobile subs (%) (4)	84%	133%	56%	5%	34%

* Inclusive of minority interests

Notes:

(1) Based on closing market price on 30 June 2003, in local currency.

(2) Based on latest data available as at 30 June 2003, except for Globe, which is based on data as at 31 March 2003.

(3) Based on number of cellular subscribers except for Globe, which is based on share of operating revenue.

(4) *Compared against 30 June 2002.*

(5) Based on local market price.

(6) Based on foreign market price.

SECTION IV : ASSOCIATES

On a proportionate share basis, SingTel's mobile subscriber base in Asia increased by 7.2% over the preceding quarter to nearly 15 million. Compared to a year ago, the increase was 45%.

Dividends received from associates	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Regional mobile associates			
AIS	41	-	nm
Globe	21	-	nm
	61	-	nm
Belgacom	72	57	26.8
Total	**134**	**57**	**134.4**

Associates continued to make significant contributions to the Group's cash flow. Dividends from these companies more than doubled year on year to S$134 million for the quarter ended 30 June 2003.

SECTION IV : ASSOCIATES

Proportionate EBITDA [1]	Quarter 30 Jun 2003 S$m	Quarter 30 Jun 2002 S$m	YOY Chge %
Operational EBITDA			
SingTel	535	648	-17.5
Optus	499	278	79.5
	1,033	**926**	**11.6**
Proportionate share of EBITDA of associates			
Regional mobile associates	319	181	76.5
Belgacom	150	111	35.0
Singapore associates	18	(1)	nm
Other overseas associates	40	5	@
	527	**296**	**78.2**
Compensation from IDA	**84**	**84**	**-**
Total proportionate EBITDA	**1,645**	**1,306**	**25.9**
EBITDA margin on enlarged revenue	***41%***	***40%***	
Overseas EBITDA as a % of total EBITDA	***61%***	***44%***	

@ represents more than 500%

Note:
(1) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Proportionate EBITDA increased by 26% on a year on year basis, boosted by strong results of Optus and the associates. For the current quarter, overseas EBITDA contributed a significant 61% to the Group's EBITDA compared to 44% in the corresponding quarter last year.

Proportionate share of mobile subscribers [1]	Total Number 30 Jun 2003	Total Number 30 Jun 2002	Prorata Number 30 Jun 2003	Prorata Number 30 Jun 2002	Prorata Number 31 Mar 2003
(In 000s)					
SingTel Mobile	1,530	1,495	1,530	1,495	1,548
Optus	4,888	4,226	4,888	4,226	4,722
	6,418	**5,721**	**6,418**	**5,721**	**6,270**
Regional mobile associates					
- AIS	12,263	7,837	2,643	1,689	2,486
- Globe	7,272	5,436	2,113	1,580	2,066
- Telkomsel	7,713	4,201	2,700	936	2,310
- Bharti Group	3,751	1,607	1,065	410	798
	30,999	**19,081**	**8,521**	**4,615**	**7,660**
Asia	**37,417**	**24,802**	**14,939**	**10,336**	**13,930**
Belgacom	3,679	3,493	447	424	438
Group	**41,096**	**28,295**	**15,386**	**10,760**	**14,368**

Note:
(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

SECTION IV : ASSOCIATES

Under Singapore GAAP, SingTel's share of the interest paid and amortisation of goodwill amounted to S$23 million. Bharti continues to carry an unamortised goodwill relating to this dispute of Rs.1.3 billion in its accounts as at 31 March 2003, which is being amortised at Rs.19 million per quarter.

In this quarter, DoT has also acknowledged a refund to Bharti of interest previously paid for the Andhra Pradesh and Karnataka circles under the 6-month notional extension of licence period prior to the migration from the fixed licence fee regime to the present revenue share regime. SingTel's share of this exceptional gain amounted to S$8.2 million.

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which has been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required under Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and other regional markets.

Proportionate operating revenue	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Group revenue			
Singapore	1,045	1,197	-12.7
Overseas	1,915	1,265	51.4
	2,960	**2,461**	**20.3**
Proportionate share of operating revenue of associates			
Singapore	48	37	30.6
Overseas	983	759	29.6
	1,031	**795**	**29.6**
Enlarged revenue	**3,991**	**3,257**	**22.6**
Comprising			
SingTel	1,045	1,197	-12.7
Optus	1,915	1,265	51.4
Regional mobile associates	565	392	43.9
Belgacom	345	285	21.1
Others	121	118	2.6
Enlarged revenue	**3,991**	**3,257**	**22.6**
% of overseas revenue to Group revenue	***65%***	***51%***	
% of overseas revenue to enlarged revenue	***73%***	***62%***	

Based on the enlarged revenue, the contribution of overseas revenue rose by 11 percentage points in the current quarter to 73%.

SECTION IV : ASSOCIATES

Globe Telecom, Inc ("Globe")

Globe is one of the largest mobile communications services provider in the Philippines and is listed on the Philippine Stock Exchange.

SingTel's share of pre-tax profit from Globe for the quarter grew 24% year on year to S$31 million, driven by strong subscriber growth and improved operational efficiencies.

As at 30 June 2003, Globe had 7.3 million mobile subscribers, up from 5.4 million a year ago. The Touch Mobile brand has grown rapidly since its launch in September 2001 to become a formidable alternative brand, with its subscriber base surpassing the 1 million mark in June 2003.

Bharti Group ("Bharti")

Bharti Tele-Ventures is India's leading private sector provider of telecommunications services with approximately 3.75 million customers as at 30 June 2003 (81% prepaid and 19% postpaid), representing a significant growth of 133% from a year ago. The company through its subsidiary companies also provides fixed-line, VSAT, Internet services and network solutions. Bharti Tele-Ventures Ltd is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange, Mumbai.

Bharti today offers mobile services in 15 out of 22 circles in India. As at 30 June 2003, approximately 91% of India's total number of mobile subscribers resided in Bharti's mobile circles.

Bharti Tele-Ventures was the first private sector operator to provide fixed-line services in India when it commenced providing services in the Madhya Pradesh and Chattisgarh circles in June 1998. It recently became the first private sector service provider to provide fixed-line services in all its licensed areas.

Bharti continued to record profits for the June 2003 quarter and registered a sequential growth of 3% in revenues quarter on quarter. The revenue growth for the quarter slowed due partly to a significant reduction in tariffs across services, arising from the implementation of a new interconnect regime on 1 May 2003.

In this quarter, SingTel recorded a share of exceptional loss of S$23 million relating to Bharti's write-off of licence fee and related interest for the Punjab circle previously classified as receivable in its accounts. Bharti had paid licence fee and related interest to the Department of Telecommunications ("DoT") in September 2001 as condition precedent to the restoration of the licence of the Punjab circle and referred the dispute to arbitration to ascertain the level of any penalty which is to be imposed by the DoT. Subsequently, the arbitration decision on the dispute was awarded against Bharti. However, Bharti filed objections to the arbitrator's award before the Delhi High Court. The High Court vide orders dated February 2003 has issued notices to the DoT and hearing is expected on 3 September 2003. For its 31 March 2003 accounts reported recently, Bharti charged the interest paid to its prior years' retained earnings and capitalised the licence fee paid as part of goodwill on acquisition of a subsidiary to be amortised over 20 years from 1999 on accounting grounds of prudence.

SECTION IV : ASSOCIATES

Compared to the preceding quarter, the Group's share of results improved by 5.8% due mainly to improved performance by Telkomsel and Belgacom.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia with a market share of approximately 54% as of June 2003. Its total subscriber base of 7.7 million, with 1.0 million postpaid and 6.7 million prepaid, grew an impressive 84% from 4.2 million a year ago.

SingTel's share of Telkomsel's pre-tax profit for the quarter ended June 2003 amounted to S$112 million based on an equity interest of 35% compared to 22.3% a year ago. A strong operating performance has resulted in continued growth in the Group's share of Telkomsel's earnings, partly aided by a strengthening Indonesian Rupiah.

During the quarter, Telkomsel launched MMS and GPRS services for prepaid subscribers.

Belgacom

Belgacom is the leading telecommunications company in Belgium, providing a whole range of mobile, local, regional and international telephone services, leased lines and data communications. Its mobile subsidiary, Proximus-Belgacom Moblie, is the market leader in Belgium.

SingTel's share of pre-tax profit increased by 56% to S$90 million on the back of a 17% average appreciation of the Euro, higher revenues and lower operating expenses. Higher Internet revenues led by an impressive growth in broadband subscribers as well as higher mobile revenues driven by a larger subscriber base and improving ARPUs more than offset the decline in Belgacom's wireline voice revenues.

In the first quarter last year, Belgacom recorded an exceptional gain arising from the sale of its wholly owned subsidiary, Belgacom France, in exchange for shares in LDCom (a French carrier). SingTel's share of this exceptional gain amounted to S$22 million.

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. As at 30 June 2003, it was also the second largest listed company on the Stock Exchange of Thailand.

In the current quarter, SingTel's share of results from AIS increased by 11% to S$59 million. The impressive performance was driven mainly by a strong subscriber base, which grew 56% from a year ago. Despite the competitive mobile environment, AIS remains the market leader with over 60% market share as at end June 2003.

On 2 July 2003, AIS successfully obtained bondholders' approval to increase the company's dividend payout ratio cap from 40% to 70%. This will be applicable for FY 2003 to FY 2005 profits and is subject to certain debt covenants being met.

SECTION IV : ASSOCIATES

	Equity Int %	Quarter 30 Jun 2003 S$ m	Quarter 30 Jun 2002 S$ m	YOY Chge %
Regional mobile associates				
Telkomsel	35.0	112	43	157.7
AIS [2]	21.6	59	53	11.2
Globe Telecom[2]	29.1			
- share of results		31	25	23.7
- share of forex gain		-	3	nm
Bharti Telecom / Bharti Tele-Ventures [3]		3	(10)	nm
		204	**115**	**77.9**
Other SingTel associates				
Belgacom S.A. [2] [4]	13.5	90	58	56.0
PT Bukaka ("BSI") [2] [5]	40.0	8	-	nm
Singapore Post [6]	31.0	10	-	nm
New Century InfoComm ("NCIC") [2]	24.3	(5)	(4)	26.8
Others		(4)	(12)	-68.3
Share of profits before exceptionals		**302**	**156**	**93.8**
Share of exceptional (loss)/ profit of:				
Bharti - effects of Punjab licence expensed		(23)	-	nm
Bharti - refund of notional interest on licence fee		8	-	nm
Belgacom S.A. - gain on disposal of subsidiary		-	22	nm
		(15)	**22**	**nm**
SingTel		**288**	**178**	**61.3**
Optus				
Southern Cross	40.0	3	(16)	nm
Virgin Mobile	31.2	-	(1)	nm
Optus		**3**	**(17)**	**nm**
Group		**291**	**162**	**80.1**

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure consistency with the accounting policies adopted by the Group.

(2) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the quarter ended 31 March 2003. One-off transactions between 1 April 2003 and 30 June 2003 which are material are also accounted by the Group in the current quarter.

(3) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Ltd and a 15.95% equity interest in Bharti Tele-Ventures Ltd, resulting in effective interest in Bharti Tele-Ventures Ltd of 28.46%.

(4) The effective interest of Belgacom after deducting minority interest is 12.15%.

(5) BSI was re-equity accounted for from the quarter ended 31 March 2003.

(6) Singapore Post was deconsolidated as a subsidiary from 1 April 2003 following SingTel's divestment of 69% equity interest. Accordingly, Singapore Post was equity accounted for as an associate from this quarter.

In the current quarter, the Group's share of total pre-tax earnings from its associates rose to S$291 million, accounting for 41% (1Q FY2003: 34%) of the Group's profit before exceptional items and tax. The increase was due mainly to the strong performance of the regional mobile associates as well as contributions from SingPost which was equity accounted during the quarter and BSI which was equity accounted from the preceding quarter.

SECTION IV : ASSOCIATES

FINANCIAL HIGHLIGHTS

FOR THE FIRST QUARTER ENDED 30 JUNE 2003

- Group share of pre-tax earnings from associates increased 80% to S$291 million.
- SingPost equity accounted as an associate from 1 April 2003. Pre-tax earnings contribution of S$10 million.
- Strong growth in contributions from all regional mobile associates.
- Group's regional mobile subscribers (including SingTel and Optus) up 51% to 37 million. Number of proportionate share of subscribers up 45% to 15 million.

SECTION III : OPTUS

Cash capital expenditure

	Quarter 30 Jun		YOY Chge
	2003 A$ m	2002 A$ m	%
Mobile	55	74	-25.5
Business & wholesale	103	94	9.4
Consumer & multimedia	19	50	-61.2
Other	20	18	9.6
Total	**197**	**236**	**-16.5**

Optus continued to deliver a strong trend of cash flow growth. Cash flow before borrowings was A$147 million, compared to a negative A$11 million for the same quarter last year. This was achieved by sustained operational momentum and careful capital management.

Net cash flow from operating activities improved by 26% to A$382 million, because of Optus' strong operational EBITDA performance. The negative contribution from working capital for the current quarter was mainly due to payment of annual staff bonuses and operating expenditure in respect of the C1 Defence contract.

Cash capital expenditure was A$197 million for the quarter, or 13% of operating revenue excluding the C1 Defence contract, down 17% on the same quarter last year.

SECTION III : OPTUS

CASHFLOW AND CAPITAL EXPENDITURE

	Quarter		
	30 Jun 2003 A$ m	30 Jun 2002 A$ m	31 Mar 2003 A$ m
Net cash inflow from operating activities			
Profit/(Loss) before tax	**150**	**(25)**	**62**
Non cash items	295	307	326
Operating cashflow before working capital changes	445	282	388
Changes in operating assets and liabilities	(63)	22	69
	382	304	457
Tax paid	-	*	-
	382	**304**	**457**
Net cash (outflow) /inflow from investing activities			
Purchases of property, plant and equipment	(197)	(236)	(231)
Purchases of licenses and other intangibles	(1)	(3)	(1)
Others	5	2	18
	(193)	**(237)**	**(214)**
Net cash (outflow) /inflow from financing activities			
Finance lease payments (excluding interest)	(77)	(17)	(27)
Borrowing from SingTel	-	-	486
Net decrease in other borrowings	(50)	-	(610)
	(127)	(17)	(151)
Net interest paid on borrowings and swaps (including finance lease interest)	(42)	(78)	(64)
	(169)	**(95)**	**(215)**
Net change in cash and cash equivalents	**20**	**(28)**	**28**
Optus cash and cash equivalents at beginning	58	79	30
Optus cash and cash equivalents at end	**78**	**50**	**58**
Free cash flow [1]	**185**	**68**	**227**
Cash flow before borrowings [2]	**147**	**(11)**	**179**
Capital expenditure - accrual basis	**104**	**136**	**412**
Cash capex to operating revenue (excluding C1 Defence contract)	***13%***	***19%***	***16%***

** denotes less than A$500,000*

Notes:
(1) Free cash flow is defined as cash flow from operating activities less cash capex.
(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter 30 Jun 2003 A$ m	Quarter 30 Jun 2002 A$ m	YOY Chge %
Depreciation of property, plant & equipment	238	221	7.3
Other amortisation	9	5	91.8
	247	**226**	**9.2**
Amortisation of goodwill	**1**	**1**	**-**
Depreciation as a percentage of operating revenue (excluding C1 defence contract revenue)	*16%*	*17%*	

Depreciation continued to decline as a percentage of operating revenue, reflecting continued careful capital expenditure management.

Net Finance Expense

	Quarter 30 Jun 2003 A$ m	Quarter 30 Jun 2002 A$ m	YOY Chge %
Gross interest on borrowings	63	71	-11.6
Interest capitalised	(9)	(7)	25.4
Net interest expense	54	64	-15.7
Interest income	(4)	(4)	22.9
Total	**50**	**61**	**-18.0**

Optus' positive cash flow over the last 12 months resulted in lower average debt for the current quarter, compared to the same quarter last year. Interest rates were also lower. In consequence, gross interest expense fell by 12%.

Taxation

	Quarter 30 Jun 2003 A$ m	Quarter 30 Jun 2002 A$ m	YOY Chge %
Optus' Australian income tax expense	47	18	161.2
Share of joint ventures income tax expense	3	(1)	nm
	50	**17**	**200.0**

With no exceptional items this quarter, Optus' Australian income tax expense now reflects the Australian tax rate of 30% together with minor variations between accounting and taxable income.

SECTION III : OPTUS

Selling and administrative costs decreased as a percentage of revenue by one percentage point, but increased in absolute terms by 11%, mainly due to higher mobile subscriber acquisition and retention costs. Excluding these, selling and administrative costs were flat. Higher subscriber acquisition and retention costs were due to higher volumes reflected in Optus' revenue growth, with Mobile's average cost per subscriber falling by 6%.

Staff costs and employee numbers continued to be tightly controlled, with staff costs as a percentage of revenue down two percentage points on the same quarter last year.

The increase in cost of sales was mainly due to higher mobile and other equipment sales.

OTHER INCOME

The improvement in other income was due to a number of small items, including a dividend from the One-Tel liquidator.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter 30 Jun		YOY
	2003 A$ m	2002 A$ m	Chge %
Southern Cross	3	(16)	nm
Virgin Mobile	-	(1)	nm
Total	**3**	**(17)**	**nm**

Southern Cross recognised some one-off revenues in the current quarter, including a gain on disposal of a redundant landing site.

Equity accounting for Virgin Mobile was suspended in the June quarter of last year because the carrying amount of the investment was reduced to nil.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter 30 Jun 2003 A$ m	Quarter 30 Jun 2002 A$ m	YOY Chge %
Traffic expenses	332	334	-0.7
Selling & administrative	358	321	11.4
Staff costs	196	186	5.3
Cost of sales	366	131	180.1
- excluding C1 construction costs	*178*	*131*	*35.9*
Capitalisation of costs [1]	(25)	(24)	3.7
Repair & maintenance and others	41	42	-3.1
Total	**1,267**	**989**	**28.1**
- excluding C1 Defence contract	**1,078**	**989**	**9.0**
As a percentage of operating revenue (excluding C1 Defence contract):			
Traffic expenses	22%	26%	
Selling & administrative	24%	25%	
Staff costs	13%	15%	
Cost of sales	12%	10%	
Capitalisation of costs [1]	-2%	-2%	
Repair & maintenance and others	3%	3%	
	73%	**78%**	

	Quarter 30 Jun 2003	Quarter 30 Jun 2002	Quarter 31 Mar 2003
Staff statistics			
Number of employees, at end of period	8,603	8,274	8,588
Average number of employees	8,596	8,279	8,609
Revenue (excluding C1 Defence) per employee (A$'000) [2]	173	154	171

Notes:
(1) The bulk of the capitalisation relates to staff cost.
(2) Based on average employee numbers.

Continued cost control resulted in operating costs as a percentage of operating revenue being five percentage points lower than the same quarter last year, when the C1 Defence contract is excluded.

Traffic costs as a percentage of operating revenue declined four percentage points mainly due to lower international outpayment rates.

SECTION III : OPTUS

The Consumer division continues its track record of operational improvements. It targets to reach divisional cash flow breakeven metrics- measured as EBITDA less cash capital expenditure- on a sustainable basis by the quarter ending 31 March 2004. This quarter, revenue grew strongly by 21%. Importantly, margins continued to expand, reaching 10%. The net result is an A$55 million turnaround in operational EBITDA, compared to the same quarter last year.

These improvements are driven by a sustained focus on high value customers. HFC ARPU grew 12%, reflecting the success of Optus' bundling strategy. The proportion of local telephony customers who receive a bundling benefit by also taking cable television, broadband Internet or dial-up Internet continued at 60% of the telephony base.

Growth in broadband Internet accelerated, with total customers up 67%. This was the strongest quarter ever – with more than 1,000 new cable modem customers per week.

Optus' off-net telephony business continued to grow strongly with higher bundling rates. Optus has been successful in encouraging off-net customers to also take Internet services, with 28% of local telephone customers now bundling with dial-up Internet, up from 6% a year ago.

The division's cash capital expenditure for the quarter was at A$19 million, representing 10% of the Optus total, and down 61% from A$50 million last year. Optus expects spending to increase later in the year although it will be managed on capital efficient growth metrics.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	Quarter 30 Jun		YOY Chge
	2003 A$ m	2002 A$ m	%
HFC voice revenue	102	90	12.5
Cable Internet & pay TV revenue [1]	59	53	12.2
HFC	**161**	**143**	**12.4**
Narrowband Internet revenue	25	19	29.0
Off network voice revenue	163	127	28.5
Total revenue	**349**	**289**	**20.6**
Operational EBITDA [2]	**34**	**(21)**	**nm**
- EBITDA margin	***10%***	***-7%***	

Key Drivers	Quarter 30 Jun 2003	Quarter 30 Jun 2002	Quarter 31 Mar 2003
HFC			
HFC ARPU per month (A$) [3]	104	93	102
As at end of period (000s):			
Local telephony customers [4]	505	505	504
Other customers [4]	24	36	37
Total HFC customers	**530**	**541**	**540**
Local telephony bundling rate [5]	***60%***	***59%***	***60%***
HFC penetration [6]	***38%***	***39%***	***39%***
Internet			
As at end of period (000s):			
Dial-up delivered over HFC network [7]	117	129	124
Dial-up delivered off network [7]	394	273	372
HFC broadband	109	65	96
Total Internet customers (000s)	**620**	**468**	**592**
Off Network			
As at end of period (000s):			
Total local call resale customers	442	285	401
Total long distance customers	613	509	589

Notes:

(1) Including cable TV, cable interactive TV and broadband HFC internet.

(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(3) HFC broadband ARPU has been redefined to include dial-up Internet delivered over the HFC network.

(4) Local telephony customers includes all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as pay TV). Other customers includes all customers on the HFC network who do not take a local telephony service - that is, customers who take one or more of cable television or broadband internet.

(5) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of broadband Internet, dial-up Internet or cable TV).

(6) Based on 1.4 million serviceable homes.

(7) A change in churn methodology has resulted in the removal of 21,000 subscribers. Churn is now recorded at the time of disconnection; previously it was recorded at the end of the 90 day rollover period for unused credits.

SECTION III : OPTUS

The Department of Defence has 50% of the C1 satellite's payload. The balance payload will be used by Optus to increase its capacity to deliver broadcast services, high speed internet, voice and data communications across Australia, New Zealand and into Asia. Of Optus' capacity, 70% has already been contracted to Foxtel for the effective life of the satellite. Negotiations are underway for sale of the remaining capacity and when these are completed, C1 is expected to generate A$80 to A$90 million of revenue per annum.

The Business division continues to make gains in the corporate market. Double digit corporate revenue growth was sustained, with 13% growth compared to the same quarter last year, excluding the C1 Defence contract. This was driven by a 7% increase in both corporate voice and corporate data revenues. Optus continued to win new large corporate and government accounts in the quarter.

Overall, domestic wholesale revenues have stabilised after the extreme market conditions in 2002. Domestic voice minutes and revenue have regained momentum, but this has been partially offset by continued capacity rationalisation in the data and IP markets. The decline in total voice revenue compared to the previous corresponding quarter was due to over-capacity in international markets and falling international prices. This was largely matched by falling outpayments, leaving international margins little changed. Whilst market conditions remain tough, there are initial signs of consolidation.

The combined EBITDA margin for both Business and Wholesale increased to 23% (excluding the C1 Defence contract), driven by revenue growth and a close focus on costs. The C1 Defence contract generated revenue of A$217 million and EBITDA of A$28 million for the quarter, and A$26 million of revenue and A$3 million of EBITDA in the March 2003 quarter. This contract is expected to generate a further A$37 million of revenue and A$5 million of EBITDA in the September 2003 quarter.

The combined divisions' cash capital expenditure for the quarter was A$103 million, 52% of the Optus total, and up 9% from A$94 million last year. This quarter's expenditure included some costs for Optus' portion of the C1 satellite and purchases of capacity on the Southern Cross submarine cable network.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter 30 Jun 2003 A$ m	Quarter 30 Jun 2002 A$ m	YOY Chge %
Business revenue			
Voice	104	97	7.0
Data and IP	78	73	7.3
Satellite	38	40	-4.8
C1 Defence contract	217	-	nm
Professional services & other	33	13	149.2
Total revenue	**469**	**222**	**110.8**
- excluding C1 Defence contract	**252**	**222**	**13.4**
Wholesale revenue			
Voice	64	78	-18.6
Data and IP	32	41	-22.5
Other	*	1	nm
	96	**120**	**-20.4**
Total revenue	**565**	**343**	**64.7**
- excluding C1 Defence contract	**348**	**343**	**1.5**
Operational EBITDA [2]	**109**	**68**	**59.9**
- EBITDA margin	***19%***	***20%***	
Operational EBITDA excluding C1 Defence contract[2]	**81**	**68**	**19.0**
- EBITDA margin excluding C1 Defence contract	***23%***	***20%***	

Key Drivers	Quarter 30 Jun 2003	Quarter 30 Jun 2002	Quarter 31 Mar 2003
Business voice minutes (m min)	1,163	1,003	1,099
Wholesale voice minutes (m min)	1,013	761	882
As at end of period:			
64k equivalent lines (000s) [3]	523	480	514
Buildings connected [4]	9,461	6,996	9,205

** denotes less than A$500,000*

Notes:
(1) This data incorporates the Optus Business and Optus Wholesale divisions.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.
(4) Directly connected buildings include all connections via all access media - fibre, DSL, LMDS, fixed wireless, satellite and leases.

The highlight in this quarter for Optus Business and Wholesale was the successful launch of the C1 satellite. The C1 satellite was jointly funded by Optus and the Australian Department of Defence, and is the heaviest hybrid communications and military satellite ever launched worldwide.

SECTION III : OPTUS

Optus Mobile continued to deliver profitable growth, with revenue up 23% and EBITDA margins of 38%.

Mobile service revenues, which exclude sales of equipment, grew 17%, reflecting increases in both customer numbers and ARPU. Total customer numbers rose 16% to 4.9 million. Post-paid churn remained low at 1.4% and ARPU increased by 10%. This reflects a 9% increase in minutes of use and an increased contribution from mobile data, which now contributes 13% of service revenue.

Data revenues continued to be driven by SMS growth, with volumes increasing by 62% compared to the same quarter last year. This quarter Optus was the first mobile carrier in Australia to launch the Microsoft Windows Powered Smartphone that enables users to access familiar desktop applications on their mobile devices. Optus Mobile also launched MobileMail giving customers easy access to email on their mobile phone or PDA.

EBITDA margin improved to 38%, assisted by a 6% fall in average acquisition and retention costs per subscriber and a clear focus on driving the growth of higher value customers.

Mobile cash capital expenditure for the quarter was A$55 million, 28% of the Optus total, and down 26% from A$74 million last year. The current base station rollout programme to significantly improve coverage in targeted regional areas, which are important to the business market, will result in relatively higher capex spending later in the year.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter 30 Jun 2003 A$ m	Quarter 30 Jun 2002 A$ m	YOY Chge %
Mobile communications revenue [1]			
Services	729	624	16.8
Equipment	72	27	160.9
	800	**651**	**22.9**
Operational EBITDA [2]	**301**	**232**	**29.6**
- EBITDA margin	***38%***	***36%***	

Key Drivers	Quarter 30 Jun 2003	Quarter 30 Jun 2002	Quarter 31 Mar 2003
Number of mobile subscribers (000s)			
Prepaid	1,970	1,383	1,834
Postpaid	2,918	2,844	2,888
Total	**4,888**	**4,226**	**4,722**
Mobile Penetration rate [3]	***73%***	***64%***	***70%***
MOUs per subscriber per month [4]			
Prepaid [5]	69	33	57
Postpaid	128	118	121
ARPU per month (A$) [4]			
Prepaid	22	21	21
Postpaid	70	63	68
Blended	**51**	**50**	**51**
Data revenue as a percentage of service revenue	***13.3%***	***9.9%***	***13.6%***
Market (000s) [6]	**14,413**	**12,575**	**13,924**
Market share - total [6]	***34%***	***34%***	***34%***
Retail postpaid churn rate per month [7]	***1.4%***	***1.5%***	***1.5%***
% GSM users through wholesale	***18%***	***18%***	***18%***

Notes:
(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.
(5) The installation of new switches completed in March 2003 has given Optus a more complete view for reporting purposes of free minutes provided to prepaid customers.
(6) Market size and market share figures are Optus estimates.
(7) Churn now excludes customers transferring from postpaid to prepaid. Comparative data has been restated to this basis.

SECTION III : OPTUS

OPERATING REVENUE

	Quarter 30 Jun		YOY Chge
	2003 A$ m	2002 A$ m	%
Operating revenue by division:			
Mobile	800	651	22.9
Optus business	469	222	110.8
- excluding C1 Defence contract	*252*	*222*	*13.4*
Optus wholesale	96	120	-20.4
Consumer and multimedia	349	289	20.6
Less inter-divisional revenue [1]	(13)	(12)	3.3
Total	**1,701**	**1,271**	**33.8**
- excluding C1 Defence contract	**1,485**	**1,271**	**16.8**

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

Optus reported double-digit revenue growth for the sixth successive quarter, with all retail divisions contributing to this result, reflecting a stronger performance compared to the industry average.

SECTION III : OPTUS

Selected Income Statement Line Items Excluding The C1 Defence Contract

When the one-off revenues and expenses associated with the successful C1 satellite launch are excluded, results for the quarter ended 30 June 2003 are as follows:

	Quarter 30 Jun		YOY Chge
	2003 A$ m	2002 A$ m	%
Operating revenue	**1,485**	**1,271**	**16.8**
Operating expenses	(1,078)	(989)	9.0
Operational EBITDA	**416**	**279**	**49.0**
Operational EBITDA margin	***28.0%***	***22.0%***	
Profit (loss) before tax	**121**	**(25)**	**nm**
Net profit/ (loss)	**80**	**(42)**	**nm**

Results for the quarter ended 31 March 2003 also included A$26 million of revenue associated with the C1 Defence contract. Excluding the C1 Defence contract, revenue for the March 2003 quarter was A$1,468 million.

REVIEW OF OPTUS OPERATING PERFORMANCE

Optus has sustained its revenue momentum, with continued gains in market share delivering double digit revenue growth. Underlying revenue was up 17% to A$1.5 billion, excluding the impact of the successful C1 satellite launch. Following the launch, Optus recognised A$217 million of Defence contract revenues. Consequently, overall revenues grew by 34% in Australian dollar terms.

Strong revenue growth, combined with continued cost control, delivered a 59% improvement in operational EBITDA to A$444 million. Excluding the C1 Defence contract, operating expenses for the quarter increased 9%, half the rate of revenue growth. The underlying operational EBITDA margin improved to 28%, up six percentage points on the same quarter last year.

Profit after tax was A$100 million, an A$142 million improvement compared to the same quarter last year. The C1 Defence contract contributed A$20 million to this result.

Cash capital expenditure for the quarter was A$197 million. Overall cash flow before borrowings was a positive A$147 million compared to a negative A$11 million for the same quarter last year.

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS (UNAUDITED)– Singapore GAAP For The Quarter Ended 30 June 2003

	Quarter 30 Jun		YOY
	2003 A$ m	2002 A$ m	Chge %
Operating revenue	**1,701**	**1,271**	**33.8**
Operating expenses	(1,267)	(989)	28.1
	434	282	54.0
Other income / (expense)	10	(3)	nm
Operational EBITDA	**444**	**279**	**58.9**
- EBITDA margin	***26.1%***	***22.0%***	
Share of results of joint ventures	3	(17)	nm
EBITDA	**447**	**263**	**70.3**
Amortisation of goodwill	(1)	(1)	-
Depreciation & other amortisation	(247)	(226)	9.2
EBIT	**199**	**36**	**459.8**
Net finance expense	(50)	(61)	-18.0
Profit /(loss) before tax	**150**	**(25)**	**nm**
Tax expense	(50)	(17)	200.0
Profit /(loss) after tax	**100**	**(42)**	**nm**

Note:
(1) The figures are based on Sing GAAP.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2003

- **Operating revenue up 17% (excluding the one-off C1 Defence contract).**
- **Operating expenses only up 9% (excluding the one-off C1 Defence contract).**
- **Operational EBITDA up 59%; continued margin improvement across all business divisions.**
- **EBITDA margin increased to 28% - six percentage points up on last year.**
- **EBIT positive at A$199 million, an improvement of A$163 million.**
- **Profit after tax of A$100 million.**
- **Positive cash flow of A$147 million.**

	Quarter		YOY
	30 Jun		Chge
	2003 A$ m	2002 A$ m	%
Operating revenue	1,701	1,271	33.8
- excluding the C1 Defence contract	1,485	1,271	16.8
Operational EBITDA	444	279	58.9
Operational EBITDA margin	*26.1%*	*22.0%*	
- excluding the C1 Defence contract	*28.0%*	*22.0%*	
EBIT	199	36	459.8
Net profit/ (loss)	100	(42)	nm
Cash flow before borrowings	147	(11)	nm

SECTION II : SINGTEL

Notes:
(1) The bond issue by SingPost of S$300 million on 11 April 2003 was accounted for as an increase in debt and reversed upon deconsolidation. See page 12 of Section I for additional information.
(2) Free cashflow refers to cashflow from operating activities less cash capex.

For the first quarter ended 30 June 2003, operating cash flow for SingTel was S$639 million, down 23% due to a reduction in operational EBITDA partially offset by higher dividend receipts from associates of S$134 million, which increased S$77 milliion from a year ago. Additionally, C2C collected the bulk of receivables due from its pre-sales customers in the corresponding quarter last year.

Investing activities generated a net cash inflow of S$509 million for the quarter. The partial divestment of SingPost and the sale of the Yellow Pages directory assets and business yielded S$565 million in net cash proceeds. This cash inflow was partially offset by cash outflow from cash capex of S$115 million. The cash capex in the June quarter last year included payment for the C2C network of S$245 million.

Free cash flow of S$524 million was stable compared to the preceding quarter.

Net cash inflow from financing activities was S$194 million, generated by the SingPost bond issue of S$300 million on 11 April 2003, partially offset by interest payments of S$100 million.

Cash and cash equivalents for the quarter increased sharply by S$1.34 billion from a quarter ago, resulting in a solid cash balance of S$2.23 billion as at 30 June 2003.

SECTION II : SINGTEL

SINGTEL CASHFLOW AND CAPITAL EXPENDITURE

	Quarter		
	30 Jun 2003 S$ m	30 Jun 2002 S$ m	31 Mar 2003 S$ m
Net cash inflow/(outflow) from operating activities			
Profit/(Loss) before tax	**1,246**	**461**	**(228)**
Depreciation	165	197	196
Amortisation of goodwill	162	156	148
Compensation from IDA	(84)	(84)	(84)
Share of results of associates	(288)	(178)	(278)
Exceptional items	(703)	37	718
Other non-cash items	37	34	70
Non cash items	(711)	162	769
Operating cashflow before working capital changes	535	623	541
Changes in operating assets and liabilities	(12)	167	121
	524	**790**	**662**
Dividends received from associates	134	57	2
Tax paid	(18)	(14)	(37)
	639	**833**	**627**
Net cash inflow/ (outflow) from investing activities			
Payment for purchases of property, plant and equipment	(115)	(368)	(89)
Investment in associates	(2)	(20)	(11)
Net (purchase)/sale of short term investments	(5)	157	165
Proceeds from disposal of long term investments	56	40	-
Proceeds from disposal of subsidiary, net of cash disposed [1]	349	-	-
Proceeds from disposal of directory assets and business	216	-	-
Loan to Optus	-	-	(563)
Others *(proceeds on disposal of non-current investments etc)*	10	26	36
	509	**(166)**	**(462)**
Net cash inflow/ (outflow) from financing activities			
Net increase in borrowings [1]	300	44	86
Net interest paid on borrowings and swaps	(100)	(107)	(61)
Others *(dividend to MI, loans from MI repaid)*	(6)	-	-
	194	**(63)**	**24**
Net increase in cash and cash equivalents	1,342	605	189
SingTel cash and cash equivalents at beginning	888	1,652	699
SingTel cash and cash equivalents at end	2,229	2,257	888
Free cash flow [2]	**524**	**466**	**538**
Capital expenditure - accrual basis	**54**	**65**	**100**
Cash capex to operating revenue	*11%*	*31%*	*8%*

SECTION II : SINGTEL

MINORITY INTERESTS

SINGTEL	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Minority interests	13	16	-16.8

The loss attributable to minority interests was lower due to reduced C2C losses this quarter.

SECTION II : SINGTEL

Taxation

SINGTEL	Quarter 30 Jun 2003 S$m	Quarter 30 Jun 2002 S$m	YOY Chge %
Taxation			
Current and deferred taxes **(a)**	89	111	-20.2
Adjustment for reduction in Singapore corporate tax rate for FY01/02 profits	-	(123)	(123)
	89	(12)	-844.5
Share of taxes of associated and jv companies			
Tax on share of ordinary profits **(b)**	86	70	23.3
Total	**174**	**58**	**202.3**
Effective tax rates based on :			
SingTel reported profits before tax (ex-Optus)	***14.0%***	***12.5%***	
SingTel profits (ex-Optus and associates)			
Profit before tax	1,246	461	
Exclude compensation from IDA	(84)	(84)	
Exclude share of associates' profits	(288)	(178)	
Exclude amortisation of goodwill	162	156	
Exclude (writeback of provision)/provision for short term investments	(5)	24	
Exclude exceptional items	(703)	37	
Adjusted pre-tax profits **(c)**	**328**	**416**	
Effective tax rate **(a)/(c)**	***27.0%***	***26.7%***	
Share of associates' profits			
Share of results from ordinary operations **(d)**	302	156	
Effective tax rate **(b)/(d)**	***28.4%***	***44.6%***	

SingTel's tax expense for the quarter ended 30 June 2002 included an exceptional tax credit of S$123 million arising from a reduction in the Singapore corporate tax rate from 24.5% to 22% announced by the Singapore Government on 3 May 2002.

After adjusting for the major non-taxable items, SingTel effective tax rate (excluding tax rate adjustment) is comparable to the last corresponding quarter.

The lower effective tax rate on the profits of associates was due to a higher earnings contribution from Telkomsel, which has a relatively lower tax rate of 30%, and a 6.18 percentage points reduction in the Belgian tax rate which benefited Belgacom.

SECTION II : SINGTEL

Net Finance Expense

SINGTEL	Quarter 30 Jun 2003 S$ m	Quarter 30 Jun 2002 S$ m	YOY Chge %
Net interest expense:			
- Interest income from third parties	4	5	-28.6
- Interest expense	(74)	(74)	0.8
	(71)	(69)	2.9
- Interest income from Optus	18	*	@
	(53)	**(69)**	**-22.4**
Other finance income			
- Writeback/ (provision) for diminution in value of short term investments	5	(24)	nm
- Investment gain[1]	4	9	-56.4
- Foreign exchange gain	8	23	-67.4
	16	**9**	**80.0**

** denotes less than S$500,000*

@ represents more than 500%

Note:
(1) Comprise mainly dividend income and realised gains or losses on disposals of short term investments.

Excluding interest income from Optus (which is eliminated upon consolidation), the net interest expense for the quarter was S$71 million, compared to S$69 million in the last corresponding quarter.

Exceptional Items [1]

SINGTEL	Quarter 30 Jun 2003 S$ m	Quarter 30 Jun 2002 S$ m	YOY Chge %
Gain on disposal of 69% equity interest in SingPost	545	-	nm
Gain on disposal of directory assets and businesses [2]	155	-	nm
Net gain on disposal of non-current investments [3]	3	3	-2.9
Provision for diminution in value of non-current investments [2]	(2)	(50)	-96.6
Recovery of investment in a joint venture companies previously written off	1	9	-85.1
Total	**703**	**(37)**	**nm**

Notes:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.
(2) This gain is determined on a provisional basis pending final price adjustments arising from working capital changes.
(3) Non-current investments include associates and long term investments.

The exceptional gains were mainly attributable to the capital gains on divestment of a 69% equity interest in SingPost and the sale of the Yellow Pages directory assets and businesses.

SECTION II : SINGTEL

Cost of Sales

SINGTEL	Quarter 30 Jun 2003 S$ m	Quarter 30 Jun 2002 S$ m	YOY Chge %
Cost of sales			
- NCS/ TEPL/ other entities	93	74	24.3
- IPACS	9	-	nm
	102	74	36.8
SingPost	-	6	nm
Total	**102**	**81**	**26.0**

The increase in Cost of Sales was principally driven by higher IT & Engineering and Sale of Equipment revenues.

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 30 Jun 2003 S$ m	Quarter 30 Jun 2002 S$ m	YOY Chge %
Amortisation of goodwill			
- for acquisition of Optus	140	142	-1.8
- for acquisition of associates and other subsidiaries	22	14	53.8
	162	**156**	**3.3**
Depreciation of property, plant and equipment			
- SingTel and subsidiary companies	133	135	-1.2
- C2C	32	53	-38.6
- SingPost	-	10	nm
	165	197	-16.2
Other amortisation	*	*	nm
	165	**197**	**-16.2**
Depreciation as a percentage of operating revenue	*16%*	*16%*	

** denotes less than +/- S$500,000*

The small increase in goodwill charge for the quarter was due mainly to the acquisition of an additional equity interest in Telkomsel in July 2002.

Depreciation charge for C2C fell by 39%, mainly from the follow on effect of the S$812 million (US$460 million) impairment charge for network assets made in the preceding quarter.

SECTION II : SINGTEL

From this financial year, the SingTel Group has introduced a performance share plan known as the SingTel Executives' Performance Share Plan (the "Plan") to replace the share options scheme. The Plan aims to align the interests of staff with the interests of shareholders and to attract and retain staff with the relevant skills to contribute to the Group.

Under SingTel's accounting policy, the cost of the Plan is to be amortised over the performance period from the grant date to the vesting date based on the estimated fair market value at which existing ordinary shares are purchased and on vesting performance assumptions although the shares will ultimately only vest upon attainment of certain performance hurdles. The cost charged and accrued in the quarter under this accounting treatment was about S$2 million.

Selling & Administrative Expenses

SINGTEL	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Selling & administrative expenses			
- SingTel and subsidiary companies	124	132	-6.2
- SingPost	-	14	nm
	124	**145**	**-15.1**

The underlying Selling and Administrative expenses declined by 6.2% attributable mainly to lower advertising expenses.

Traffic Expenses

SINGTEL	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Outpayments	67	79	-15.0
Leases [1]	37	45	-18.5
Interconnect	13	11	20.4
	117	135	-13.4
SingPost	-	14	nm
	117	**149**	**-21.3**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and lease circuit charges.

Outpayment expense declined 15% due mainly to a reduction in international outpayment traffic as well as a decrease of 5.7% in the average settlement rate for the quarter. The higher interconnect cost was driven by higher SMS traffic.

SECTION II : SINGTEL

Operating expenses (excluding depreciation and amortisation) decreased by 7.0% or S$39 million in the current quarter. Against the preceding quarter, it declined by 20% or S$131 million due mainly to lower Traffic expenses, Cost of Sales and Selling & Administrative expenses. Excluding IPACS and SingPost, SingTel's underlying operating expenses would have been relatively flat this quarter compared to a year ago.

Staff costs was the largest expense category, accounting for 14% of operating revenue. With significantly lower traffic expense, Selling and Administration expenses became the second highest expense category at 12% of operating revenue this quarter.

Staff Costs

SINGTEL	Quarter 30 Jun 2003 S$ m	Quarter 30 Jun 2002 S$ m	YOY Chge %
Gross staff costs (excluding performance share cost)	150	150	0.3
Capitalisation	(3)	(5)	-50.0
Performance share cost	2	-	nm
	149	144	3.5
IPACS	2	-	nm
SingPost	-	19	nm
Total, net	**151**	**163**	**-7.4**

Key Drivers	Quarter 30 Jun 2003	Quarter 30 Jun 2002	Quarter 31 Mar 2003
SingTel average number of staff	10,822	13,156	13,238
Revenue per staff (S$'000) [1]	96.6	90.9	89.1
As at end of period:			
Number of staff			
NCS Group			
-IPACS	233	-	225
-other NCS entities	2,634	2,737	2,643
	2,867	2,737	2,868
SingTel and subsidiary companies	7,592	7,747	7,636
	10,459	10,484	10,504
SingTel Yellow Pages [2]	341	424	390
SingPost	-	2,229	2,234
SingTel	**10,800**	**13,137**	**13,128**
Optus	8,603	8,274	8,588
Total Group	**19,403**	**21,411**	**21,716**

Notes:
(1) Based on average employee numbers.
(2) The staff of SingTel Yellow Pages Pte Ltd (now known as SingTel Interactive Pte Ltd) was transferred to Yellow Pages (Singapore) Pte Ltd, the new entity which bought the directory assets and businesses of SingTel with effect from 1 July 2003.

With SingPost now excluded, headcount in SingTel dropped by 18% to 10,800 as at 30 June 2003.

SECTION II : SINGTEL

Compared to the preceding quarter ended 31 March 2003, IT&E services revenue fell 31%. This was mainly attributed to cyclical factors, with revenue coming off a seasonal peak in the preceding quarter, and some negative impact of the Sars situation on NCS's business in Greater China.

The IT services market in Singapore is projected to grow between 1% and 3% in 2003 after a flat growth in 2002. With 7.4% growth in the current quarter, SingTel's IT&E business continues to demonstrate resilience amidst tough economic conditions and intense competition.

NCS has benefited from strong contract bookings at the end of March 2003. Major contract wins in the quarter were recorded in the government, healthcare, and telecommunications sectors involving system integration, IT outsourcing, and communications engineering services. Although the Sars situation caused some minor disruption to NCS's business activities in Singapore, the incident had a greater impact this quarter on NCS's businesses in China, particularly Beijing with cancellation of business visits and delays in contract closures and shipment delivery.

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Staff costs	151	163	-7.4
Selling & administrative	124	145	-15.1
Traffic expenses	117	149	-21.3
Cost of sales	102	81	26.0
Repairs & maintenance	27	27	0.4
Others (1)	(5)	(11)	-56.6
Total	**516**	**555**	**-7.0**
SingTel and subsidiary companies	504	501	0.7
SingPost (2)	-	54	nm
IPACS (2)	12	-	nm
Total	**516**	**555**	**-7.0**

Notes:

(1) Others include government grants and recoveries of costs.

(2) Based on after elimination of intercompany transactions.

As a percentage of operating revenue	Quarter 30 Jun	
	2003	2002
Staff costs	14%	14%
Selling & administrative	12%	12%
Traffic expenses	11%	12%
Cost of sales	10%	7%
Repairs & maintenance	3%	2%
Others	*	-1%
Total	[illegible]	[illegible]

SECTION II : SINGTEL

National Telephone [1]

SINGTEL	Quarter 30 Jun 2003 S$ m	Quarter 30 Jun 2002 S$ m	YOY Chge %
DEL [2], interconnect, payphone, etc	147	144	2.6

Key Drivers	Quarter 30 Jun 2003	Quarter 30 Jun 2002	Quarter 31 Mar 2003
DEL working lines ('000s)			
Residential	1,137	1,155	1,145
Business	771	784	775
Total	1,908	1,940	1,921
Singapore DEL penetration rate [3]	*45.9%*	*47.0%*	*46.3%*
Singapore DEL working lines ('000s) [4]	1,916	1,943	1,927
DEL market share	*99.6%*	*99.8%*	*99.7%*

Notes:

(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.

(2) DEL : Direct exchange line.

(3) The penetration rate for the last corresponding quarter is based on previously published figures by IDA, not updated with subsequent changes in population base.

(4) Source: IDA.

National Telephone revenue rose by 2.6% to S$147 million in the quarter. Compared to the preceding quarter, it grew a strong 6.7%. This was despite a reduction in the number of both residential and business DEL lines, in turn a result of weaker economic conditions in the quarter.

In February 2003, SingTel implemented revised pricing schemes for various services including *mysingtel* and SingNet dial up. The favorable impact of the new pricing schemes is reflected in the current quarter.

IT and Engineering Services ("IT&E")

SINGTEL	Quarter 30 Jun 2003 S$ m	Quarter 30 Jun 2002 S$ m	YOY Chge %
NCS and its subsidiary companies	120	112	7.4
IPACS [1]	11	-	nm
	132	**112**	**17.5**

Note:

(1) IPACS was acquired and consolidated from 1 October 2002.

Revenue from IT&E services rose 18% to $132 million for the quarter. The contribution from IPACS was $11 million. Excluding IPACS, IT&E services rose 7.4%.

SECTION II : SINGTEL

International Telephone [1]

SINGTEL	Quarter 30 Jun 2003 S$ m	Quarter 30 Jun 2002 S$ m	YOY Chge %
International (incl Malaysia) call revenue	151	191	-21.2
Inpayments and net transit	50	59	-14.3
Total	**201**	**250**	**-19.6**

Key drivers	Quarter 30 Jun 2003	Quarter 30 Jun 2002	Quarter 31 Mar 2003
International telephone outgoing minutes (m mins) (excl Malaysia)	**234**	**274**	**235**
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	**0.496**	**0.545**	**0.542**
Singapore total outgoing international and transit minutes (m mins) [2]	**723**	**714**	**771**
Market share [3]	***78%***	***85%***	***81%***

Notes:
(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.
(2) Source: IDA.
(3) Market share is computed based on SingTel's total outgoing international (including Malaysia) and transit minutes over the industry minutes as published by IDA.

International Telephone revenue declined 20% to S$201 million in this quarter as intense competition eroded SingTel's market share from 85% to 78%. On a sequential quarter basis, it fell by a lower 2.3%.

The volume of international telephone outgoing minutes decreased 15% against the same quarter last year but was stable against the preceding quarter. The average collection rate has been negatively affected by higher discounts and a change in the traffic mix.

Lower priced services such as *BudgetCall* and *v019* accounted for 34% of total traffic for the quarter, higher than the 31% recorded in the last corresponding quarter.

Inpayment revenue declined 14% in the quarter caused mainly by lower inpayment traffic and inpayment rates which fell 6.0% for the quarter. Outpayment rates for traffic expenses fell correspondingly by 5.7% for the quarter.

SECTION II : SINGTEL

International leased circuit revenue continued to be impacted by price competition although the rate of price declines appeared to have generally slowed down. Revenue fell 32% on a year on year basis in the quarter and 4.6% against the preceding quarter. Although volume demand for bandwidth grew 45%, there was migration by customers to larger bandwidth circuits with significantly lower unit prices.

Demand for Internet services continued to be strong. Internet revenue rose steeply by 26%. Against the preceding quarter, it increased by 11%.

The number of SingTel ADSL broadband lines continued to grow and has exceeded 192,000, more than double that of a year ago. SingTel's broadband market share in Singapore increased to 63% as at 30 June 2003. The increase was driven mainly by greater public awareness of the benefits of broadband and ADSL technology as well as compelling price plans.

Demand was also enhanced by a higher take up during the Sars outbreak when more people stayed at and worked from home. The introduction of popular value-added services such as island-wide high-speed outdoor wireless surfing and home wireless solutions also boosted demand.

Correspondingly, the dial-up narrowband subscriber base shrank by 15,000 during the quarter to 191,000 subscribers as at 30 June 2003, caused largely by migration to broadband.

Revenue from capacity sales included the amortised income of capacity sold on the C2C submarine cable network commissioned in January 2002. Capacity sales recorded on an operating lease basis for the current quarter amounted to S$22 million, 3.1% lower than the last corresponding quarter. The decline against the preceding quarter was a result of the forfeiture of the right to future revenue by a C2C customer, whereby the related remaining lease income of S$228 million was already recognised in the preceding quarter.

During the quarter, C2C concluded new sales contracts amounting to approximately US$14 million.

Please refer to Appendix 3 for information in respect of C2C's debt and convertible loan agreements.

SECTION II : SINGTEL

Data and Internet

SINGTEL	Quarter 30 Jun 2003 S$m	Quarter 30 Jun 2002 S$m	YOY Chge %
Data services			
Local leased circuits	95	99	-3.9
International leased circuits	54	80	-32.4
ISDN	16	16	3.2
ATM	16	15	1.9
Others	34	39	-11.3
	215	**249**	**-13.4**
Internet related			
Broadband	45	21	112.4
SingTel Internet Exchange (STiX)	15	15	-1.3
Narrowband	30	35	-14.2
	90	**72**	**25.7**
Intercompany eliminations	(45)	(36)	24.5
Data and Internet related	**260**	**284**	**-8.4**
Capacity sales revenue (after group eliminations)	**22**	**23**	**-3.1**
Total	**282**	**307**	**-8.0**

Key Drivers - Internet related	Quarter 30 Jun 2003	Quarter 30 Jun 2002	Quarter 31 Mar 2003
Number of broadband lines (000s) [(1)]	**192**	**92**	**162**
Singapore broadband penetration rate [(2)]	***7%***	***4%***	***7%***
Broadband market share [(3)]	***63%***	***52%***	***60%***
Number of paying Internet dial up customers (000s)	**191**	**252**	**206**

Notes:
(1) SingTel's broadband service comprises all ADSL lines, including SingNet retail broadband lines.
(2) Total estimated ADSL and cable lines divided by total Singapore population.
(3) Broadband market share based on SingTel's estimates.

On a year on year basis, Data and Internet revenue declined by 8%. However, on a sequential quarter basis, it increased by 2.9%.

Data services revenue fell 13% against the corresponding quarter last year but was relatively stable against the preceding quarter.

Local leased circuit revenue, now the largest component (44% of Data services), declined marginally by S$4 million or 3.9% with revenue of S$95 million in this quarter. Compared to the preceding quarter, it rose by 2.3%.

SECTION II : SINGTEL

For the first quarter, the Mobile Communications revenue declined by 3.0% to S$201 million. Compared to the preceding quarter, it recorded a decline of 1.3%.

The cellular industry showed further signs of saturation as industry penetration hardly grew compared to a quarter ago. SingTel's mobile subscribers registered a slight negative growth against a quarter ago to 1,530,000 as at 30 June 2003, caused by a decline in prepaid subscribers. On a year on year basis, the subscriber base grew 2.4%.

Minutes of use ("MOU") remained weak due to cautious spending by consumers resulting from the poor economic outlook and lower international roaming revenue during the Sars outbreak. Roaming-related revenue per subscriber declined 19% in the quarter compared to the preceding quarter.

Mobile data services continued to exhibit steady growth, contributing 16% of cellular revenue in the current quarter compared to 11% in the same quarter last year. SMS usage increased by 26%. SingTel launched new mobile data services during this quarter under the iDEAS brand. These include MobileMail which provides customers with secure, real-time access to their corporate e-mail, company directory etc. via their mobile devices. Other services include video streaming of movie trailers and live news feed from Channel NewsAsia.

The average acquisition cost per cellular subscriber in the first quarter increased to S$212 with greater promotional campaigns during the quarter. The impact on selling costs was mitigated by lower advertising costs.

A strong focus on customer retention programmes ensured that postpaid churn remained at an industry low of 1.5% per month.

SECTION II : SINGTEL

Mobile Communications

SingTel	Quarter 30 Jun 2003 S$m	Quarter 30 Jun 2002 S$m	YOY Chge %
Cellular service [1]	**201**	**207**	**-3.0**

Key Drivers	Quarter 30 Jun 2003	Quarter 30 Jun 2002	Quarter 31 Mar 2003
Number of mobile subscribers (000s)			
Prepaid	409	405	429
Postpaid	1,121	1,090	1,120
Total	**1,530**	**1,495**	**1,548**
MOUs per subscriber per month [2]			
Prepaid	49	51	52
Postpaid	294	315	292
Average revenue per subscriber per month [2] (S$ per month)			
Prepaid	15	16	16
Postpaid	67	74	69
Blended	**53**	**58**	**55**
Data services as % of ARPU [3]	***16%***	***11%***	***16%***
Acquisition cost per subscriber per month [2] (S$)	**212**	**137**	**148**
Postpaid churn per month	1.5%	1.5%	1.6%
Singapore mobile penetration rate [4]	***80%***	***74%***	***80%***
Singapore mobile subscribers ('000s) [5]	***3,336***	***3,041***	***3,313***
Market share			
Prepaid	*46%*	*51%*	*48%*
Postpaid	*46%*	*48%*	*46%*
Overall	***46%***	***49%***	***47%***

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers. ARPU includes revenue earned from international telephone calls.

(3) Includes revenue from SMS, *SEND, MMS and other data services.

(4) The penetration rate for the last corresponding quarter is based on previously published figures by IDA, not updated with subsequent changes in population base.

(5) Source: IDA.

SECTION II : SINGTEL

OPERATING REVENUE

SINGTEL	Quarter 30 Jun				YOY Chge %
	2003		2002		
	S$m	Mix %	S$m	Mix %	
Data and Internet	282	27	307	26	-8.0
International telephone	201	19	250	21	-19.6
Mobile communications	201	19	207	17	-3.0
National telephone	147	14	144	12	2.6
IT and engineering	132	13	112	9	17.5
Sale of equipment	27	3	20	2	34.0
Directory advertising	17	2	17	1	0.6
Paging and aeronautical	23	2	32	3	-27.3
Others [1]	16	2	23	2	-30.3
	1,045	**100**	**1,110**	**93**	**-5.8**
Postal services	-	-	87	7	nm
Total	**1,045**	**100**	**1,197**	**100**	**-12.7**

Note:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.

On a comparable basis, excluding the revenue contributions from SingPost in the same quarter last year, SingTel's revenue decreased by 5.8% in the quarter. Compared to the preceding quarter, operating revenue declined 4.7% due mainly to lower IT & engineering revenue.

Data and Internet services remained the largest revenue stream at 27% of total operating revenue. International Telephone now constitutes 19% of total operating revenue, down from 21% a year ago.

SECTION II : SINGTEL

REVIEW OF SINGTEL OPERATING PERFORMANCE

With continued weak economic conditions in Singapore during the first quarter, operating revenue fell by 13% to S$1.05 billion. Excluding SingPost, operating revenue fell by a lower 5.8%.

International Telephone revenue saw a decline of 20% while Data & Internet revenue fell 8.0% with pricing pressures in the bandwidth market. Mobile Communications revenue declined 3.0% with international roaming revenue affected by reduced travel and lower tourist arrivals due to the Sars situation. However, National Telephone revenue rose 2.6% following implementation of revised pricing schemes for various services in the March 2003 quarter. IT & Engineering revenue grew 18%, with S$11 million of revenue contributed by IPACS (acquired in October 2002).

Compared to the preceding quarter, revenues from Data & Internet, International Telephone and Mobile Communications were broadly stable.

Despite a difficult operating environment, SingTel managed to defend its margins with stringent cost management measures and delivered an operational EBITDA margin of 51.2%.

Pre-tax profit contributions from associates increased from S$178 million to S$288 million, accounting for 53% (1Q FY2003: 36%) of SingTel's profit before tax and exceptional items.

The taxation in the first quarter last year included an exceptional non-recurring tax credit of S$123 million relating to the reduction in Singapore's corporate tax rate from 24.5% to 22% announced by the Singapore Government on 3 May 2002.

Net profit increased by 159% to a record high of S$1.08 billion after including the exceptional gains of S$545 million on the partial divestment of SingPost and S$155 million on the sale of the Yellow Pages directory assets and businesses. Excluding goodwill amortisation and exceptional items, net profit recorded an increase of 11%.

SingTel continued to generate strong free cash flows totalling S$524 million for the quarter.

SECTION II : SINGTEL

SINGTEL
SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Quarter Ended 30 June 2003

	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Operating revenue	**1,045**	**1,197**	-12.7
Operating expenses	(516)	(555)	-7.0
	529	642	-17.6
Other income	6	6	-14.1
Operational EBITDA	**535**	**648**	**-17.5**
-EBITDA margin	***51.2%***	***54.2%***	
Compensation from IDA	84	84	-
Share of results of associates			
- ordinary operations	302	156	93.8
- exceptional items	(15)	22	nm
	288	178	61.3
EBITDA	**907**	**911**	**-0.5**
Amortisation of goodwill	(162)	(156)	3.3
Depreciation & other amortisation	(165)	(197)	-16.2
EBIT	**580**	**558**	**4.0**
Net finance expense			
- net interest expense	(71)	(69)	2.9
- interest income from Optus	18	*	@
- net investment income	16	9	80.0
	(37)	(60)	-38.0
Profit before EI	**543**	**498**	**9.0**
Exceptional items ("EI")	703	(37)	nm
Profit before tax	**1,246**	**461**	**170.6**
Taxation			
- ordinary results	(174)	(181)	-3.4
- exceptional tax credit	-	123	nm
	(174)	(58)	202.3
Profit after tax	**1,072**	**403**	**166.0**
Minority interests	13	16	-16.8
Net profit	**1,085**	**418**	**159.3**
Net profit	**1,085**	**418**	**159.3**
Exclude amortisation of goodwill	162	156	3.3
Exclude exceptional items	(703)	37	nm
Exclude exceptional tax credit	-	(123)	nm
Net profit (before goodwill and exceptionals)	**543**	**489**	**11.0**

** denotes less than S$500,000*

SINGTEL

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2003

- SingPost was deconsolidated as a subsidiary from 1 April 2003. Excluding SingPost, operating revenue was down 5.8%, negatively impacted by weak economic conditions.
- Operational EBITDA margin at 51.2%, an increase from the 46.4% achieved in the preceding quarter.
- Strong earnings from associates, up 61% to S$288 million.
- EBITDA stable at S$907 million.
- Exceptional gains of S$545 million from a 69% equity divestment of SingPost, and S$155 million[3] from sale of the Yellow Pages directory assets and businesses.

	Quarter 30 Jun		YOY Chge
	2003 S$ m	2002 S$ m	%
Operating revenue	1,045	1,197	-12.7
- excluding SingPost	1,045	1,110	-5.8
Operational EBITDA	535	648	-17.5
Operational EBITDA margin	*51.2%*	*54.2%*	
Share of associates' results	288	178	61.3
-ordinary operations	302	156	93.8
-exceptional items	(15)	22	nm
EBITDA	907	911	-0.5
Exceptional gains/ (losses)	703	(37)	nm
Net profit (before goodwill and exceptionals)	543	489	11.0
Net profit	1,085	418	159.3

SECTION I : GROUP

(2) Disposal of SingPost Group

The fair values of identifiable net assets of SingPost disposed (as of 1 April 2003 adjusted for the bond issue of S$300 million raised on 11 April 2003) were as follows :

	S$ m
As at 1 April 2003	
Property, plant and equipment	581
Non-current assets (excluding property, plant and equipment)	96
Cash	412
Current assets (excluding cash)	33
Current liabilities	(357)
Long term liabilities (including bank loan of S$120 million)	(150)
	615
Minority interest	(3)
	613
As at 11 April 2003	
Long term liability -Bond issue	(300)
	313
Percentage of interest disposed	69%
Net assets disposed	216
Gain on disposal	545
Gross proceeds	761
Less: Cash and cash equivalents in subsidiary disposed (including cash raised from bond issue of S$300 million)	(412)
Net cash inflow on disposal	349

For the quarter ended 30 June 2003, the Group cash flow from operating activities amounted to S$1.08 billion, comparable to the preceding quarter. The net working capital outflow arose mainly from the payment of annual staff bonuses and operating expenditure in respect of the C1 Defence contract by Optus in the current quarter. In the last corresponding quarter, the operating cash flows were boosted by C2C pre-sales customers upon commissioning of the C2C network.

The net cash inflow from investing activities amounted to S$291 million mainly attributable to net proceeds of S$565 million from disposal of SingPost shares and sale of the Yellow Pages directory assets and businesses. Cash capital expenditure remained controlled at S$337 million, comparable to the level of the preceding quarter.

In this quarter, net cash from borrowings amounted to S$157 million. A S$300 million bond issue by SingPost was offset by a S$143 million debt repayment by Optus.

With strong operating cash flows and disciplined cash capex, the free cash flow for the quarter remained healthy at S$740 million.

The ending Group cash and cash equivalents stood at S$2.32 billion, 145% higher than a quarter ago.

Please refer to Sections II and III for more information on cash flows.

SECTION I : GROUP

GROUP CASHFLOW AND CAPITAL EXPENDITURE

	Quarter		
	30 Jun 2003 S$ m	30 Jun 2002 S$ m	31 Mar 2003 S$ m
Net cash inflow/(outflow) from operating activities			
Profit/(loss) before tax on statutory basis	1,415	436	(371)
Depreciation	431	417	464
Amortisation of goodwill	162	157	149
Compensation from IDA	(84)	(84)	(84)
Share of results of associates	(291)	(162)	(275)
Exceptional items	(703)	37	718
Net interest expense	109	129	118
Adjustment to goodwill	-	-	209
Other non-cash items	(5)	(27)	(56)
Non cash items	(381)	468	1,241
Operating cashflow before working capital changes	1,034	903	870
Changes in operating assets and liabilities	(73)	189	273
	962	1,093	1,142
Dividends received from associates	134	57	2
Tax paid	(18)	(14)	(37)
	1,077	**1,136**	**1,107**
Net cash inflow/ (outflow) from investing activities			
Payment for purchases of property, plant and equipment	(337)	(601)	(349)
Net investment in associates	(1)	(20)	(11)
Net (purchase)/sale of short term investments	(5)	157	165
Proceeds from disposal of long term investments	56	40	4
Proceeds from disposal of subsidiary, net of cash disposed (2)	349	-	-
Proceeds from disposal of directory business and assets	216	-	-
Others *(proceeds on disposal of fixed assets etc)*	14	25	25
	291	**(401)**	**(166)**
Net cash inflow/ (outflow) from financing activities			
Net increase/(decrease) in borrowings (2)	157	22	(581)
Net interest paid on borrowings and swaps	(147)	(179)	(139)
Others *(dividend to MI, loans from MI repaid, proceeds from issue of shares)*	(6)	-	(1)
	3	**(157)**	**(721)**
Net increase in cash & cash equivalents	**1,372**	**578**	**221**
Group cash and cash equivalents at beginning	**949**	**1,729**	**729**
Group cash and cash equivalents at end	**2,321**	**2,307**	**949**
Free cash flow (1)	**740**	**535**	**758**
Capital expenditure (accrual basis)			
SingTel	54	65	100
Optus	118	135	430
Group	**171**	**200**	**530**
Cash capex to operating revenue	***11%***	***24%***	***13%***

Notes:

(1) Free cash flow refers to cash flow from operating activities less cash capex.

SECTION I : GROUP

With continued strong free cash flows of S$740 million and S$565 million in proceeds from the disposal of shares in SingPost (net of cash disposed) and the Yellow Pages directory assets and businesses, the Group's net debt was reduced by S$1.35 billion to S$8.22 billion as at 30 June 2003. Consequently, the Group's net debt gearing reduced to 32.2% from 38.0% a quarter ago.

C2C's secured bank borrowings of US$436 million (out of secured bank borrowings of US$592 million in aggregate) had been reclassified from non-current liability as at 31 March 2003 to current liability as at 30 June 2003 following the occurrence of an event of default under the Facilities Agreement between C2C and a syndicate of bankers. Refer to Appendix 3 for more information.

SECTION I : GROUP

GROUP SUMMARY BALANCE SHEETS

	As at	
	30 Jun 2003 S$ m	31 Mar 2003 S$ m
Current assets (excluding cash)	2,967	2,850
Cash and bank balances	2,321	949
Non-current assets	29,649	29,872
Total assets	**34,938**	**33,671**
Current liabilities	5,085	4,719
Non-current liabilities	12,550	13,332
Total liabilities	**17,635**	**18,052**
Net assets	**17,303**	**15,619**
Share capital	2,674	2,674
Reserves	14,497	12,796
Share capital and reserves	**17,171**	**15,470**
Minority interests	132	149
	17,303	**15,619**

GROUP LIQUIDITY AND GEARING

	As at	
	30 Jun 2003 S$ m	31 Mar 2003 S$ m
Gross debt:		
Current debt	1,201	768
Non-current debt	9,359	9,904
Gross debt as reported in balance sheet	**10,560**	**10,672**
Related net hedging asset balance	(24)	(160)
	10,536	**10,512**
Less: cash and bank balances	(2,321)	(949)
Net debt	**8,215**	**9,563**
Gross debt gearing ratio (1)	***37.8%***	***40.2%***
Net debt gearing ratio	***32.2%***	***38.0%***

Note:

(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

The Group's gross debt as at 30 June 2003 amounted to S$10.56 billion, a reduction of S$112 million from a quarter ago. The decrease arose from debt repayments of S$143 million and the deconsolidation of S$120 million of SingPost's bank borrowings in this quarter. The balance movement of S$151 million was due to exchange differences arising from foreign denominated debts as at 30 June 2003.

SECTION I : GROUP

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 23% to S$4.0 billion, reflecting strong performance at the major associates.

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter 30 Jun				YOY Chge
	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	%
Selling & administrative	124	401	524	465	12.8
Cost of sales	102	418	520	211	146.4
- excluding C1 Defence Contract	*102*	*200*	*302*	*211*	*43.3*
Traffic expenses	117	373	490	482	1.7
Staff costs	151	191	342	324	5.7
Repairs & maintenance	27	42	69	64	7.5
Others	(5)	4	(1)	(6)	-89.8
Total	**516**	**1,428**	**1,944**	**1,539**	**26.3**

As a percentage of operating revenue	Quarter 30 June 2003	Quarter 30 June 2002
Selling & administrative	18%	19%
Cost of sales	18%	9%
Traffic expenses	17%	20%
Staff costs	12%	13%
Repairs & maintenance	2%	3%
Others	*	*
	66%	**63%**

* *represents smaller than -0.5%*

The Group's operating expenses increased 26% to S$1.94 billion. As a percentage of operating revenue, operating expenses increased to 66% from 63%.

SingTel's operating expenses declined 7%. However, Optus' operating expenses increased 45% in Singapore dollar terms (28% in Australian dollar terms). Excluding the impact of C1, Optus' operating expenses would have increased by 23% in Singapore dollar terms (9% in Australian dollar terms).

Selling and administrative expense increased 13% and is the Group's largest expense item this quarter, accounting for 18% of total operating revenue. The increase was mainly due to higher mobile subscriber acquisition and retention costs in Australia. Cost of Sales increased by 146% and constituted 18% of operating revenue this quarter due to the C1 satellite as well as higher IT and Sale of Equipment revenues. With lower traffic outpayment rates, Traffic expenses accounted for a smaller 17% of total operating revenue compared to 20% a year ago. About 65% of the S$490 million in Traffic expenses were for interconnection in Australia.

SECTION I : GROUP

GROUP OPERATING REVENUE

By Products And Services	Quarter 30 Jun 2003 SingTel S$ m	Quarter 30 Jun 2003 Optus S$ m	Quarter 30 Jun 2003 Group S$ m	Quarter 30 Jun 2002 Group S$ m	YOY Chge %
Mobile communications	201	812	1,012	813	24.5
National telephone	147	425	573	458	25.0
Data and Internet	282	204	486	480	1.3
International telephone	201	57	258	326	-21.1
C1 Defence contract	-	250	250	-	nm
IT and engineering services	132	19	150	125	20.2
Sale of equipment	27	100	126	47	166.7
Cable television	-	42	42	38	9.4
Paging & aeronautical	23	-	23	32	-27.3
Directory advertising	17	-	17	17	0.6
Others [1]	16	8	24	38	-37.4
	1,045	1,915	2,960	2,374	24.7
Postal services	-	-	-	87	nm
	1,045	1,915	2,960	2,461	20.3
Operating revenue			**2,960**	**2,461**	**20.3**
Associates proportionate revenue [2]			1,031	795	29.6
Enlarged revenue			**3,991**	**3,257**	**22.6**

Notes:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income (excludes C1 Defence contract).
(2) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

Revenue Mix By Services	Quarter 30 Jun 2003 Mix	Quarter 30 Jun 2002 Mix
Mobile communications	34%	33%
National telephone	19%	19%
Data and Internet	16%	19%
International telephone	9%	13%
C1 Defence contract	8%	-
IT and engineering services	5%	5%
Others	8%	11%
	100%	**100%**

The Group's operating revenue for the first quarter was S$ 2.96 billion, a 20% growth from the same quarter last year and an 8.5% growth from the preceding quarter. Excluding revenue of S$250 million (A$217 million) recognised upon the successful launch of the C1 satellite during the quarter, the Group's operating revenue would be 10% higher than the same quarter last year and stable compared to the preceding quarter.

The revenue split between SingTel and Optus was 35% to 65%, compared to 49% to 51% a year ago reflecting strong revenue growth at Optus and a strengthening Australian dollar.

The Group recorded double-digit revenue growth from Mobile Communications, National Telephone, IT & Engineering and Sale of Equipment. Revenue from International Telephone services continued to decline, accounting for just 9% of Group revenue,

SECTION I : GROUP

SingTel will monitor the economic outlook and business demands and manage capital expenditure plans accordingly. The capex to revenue ratio will remain in the low to mid teens. In the year ending 31 March 2004, SingTel plans to invest in new satellite capacity and the rollout of a 3G mobile network in Singapore, totalling approximately S$150 million.

SingTel expects to generate free cash flow exceeding S$1.5 billion for the year ending 31 March 2004. This includes S$25 million of ordinary dividends and S$200 million of further dividends expected from SingPost before December 2003.

Australia

Optus targets to maintain its track record of market share growth by growing at a faster rate than the Australian telecommunications sector as a whole. As a result, Optus aims to deliver strong double digit growth in operating revenue.

Optus plans to grow operational EBITDA by approximately 20%. Optus aims to increase operational EBITDA margin towards its goal of 30%.

Capital expenditure on an accrual basis will be controlled within A$1 billion, consistent with capex to revenue targets in the mid to high teens. Optus expects to generate free cash flow, before interest expense, in excess of A$650 million.

Associates

The profit contribution from the ordinary operations of associates should continue the trend of strong underlying growth, with an increase in the contribution by regional mobile associates of at least 20% for the year as a whole. The proportion of the Group's earnings contributed by associates (excluding exceptional items) is expected to continue to grow in the medium term.

The strategic focus of the Group is on execution and maximising the value of existing businesses and its regional franchise. This includes reviewing opportunities to increase shareholdings in existing associates.

Group

The Group expects consolidated revenue and operational EBITDA to increase.

The Group's medium term objective is to grow earnings at double digit levels. Its ability to grow at these levels for the financial year ending 31 March 2004 depends on economic developments in Singapore, Australia and the region.

In line with its medium term targets and its commitment to maintain a strong investment grade rating, the Group will maintain net debt at or below twice total EBITDA.

SECTION I : GROUP

The Group's profit after tax increased 218% to S$1.20 billion after accounting for net exceptional gains of S$703 million, attributable mainly to a S$545 million gain on disposal of a 69% equity interest in SingPost and a S$155 million gain on disposal of the Yellow Pages directory assets and businesses. Excluding the effect of goodwill amortisation and exceptional items, profit after tax grew 46% to S$657 million.

The Group maintained its strong track record of free cash flow generation. For the current quarter, free cash flow totalled S$740 million, with Optus contributing S$216 million (A$185 million).

Net debt reduced significantly by 14% or S$1.35 billion from S$9.56 billion a quarter ago to S$ 8.22 billion as at 30 June 2003.

OUTLOOK FOR THE CURRENT FINANCIAL YEAR

The IPO of SingPost was completed in May 2003 and SingTel's equity holding was reduced to 31%. Accordingly, the results of SingPost have been equity accounted effective 1 April 2003. At its full year results presentation in May 2003, SingTel committed to update guidance for the impact of the IPO and this is set out below. In addition, this guidance takes into account the disposal of the Yellow Pages directory assets and businesses from 1 July 2003.

More than 70% of proportionate revenues and more than 60% of proportionate EBITDA of the Group came from outside Singapore in the current quarter. Although the economic outlook for Singapore is uncertain, the outlook for the Group's operations outside of Singapore is positive.

Reflecting the weak global environment and the Sars incident, the Singapore economy is estimated to have contracted by 4.3% in the June 2003 quarter. Private sector economists have lowered estimates for 2003 GDP within the 0.5% to 2.5% range indicated by the Singapore government in April 2003.

However, prospects seem brighter for the second half of calendar year 2003, with increases reported in Singapore visitor arrivals and hotel occupancy rates and expectations of stronger US economic growth. SingTel's guidance assumes no material deterioration in this economic outlook as it would negatively impact the Singapore business.

Singapore

For the rest of the year, revenue (excluding SingPost and Yellow Pages) is expected to be roughly in line with the comparable period in the previous financial year. SingTel will continue its focus on cost management and aims to maintain operational EBITDA margins of around 50% for the year as a whole.

SECTION I : GROUP

DISPOSAL OF ASSETS

Singapore Post ("SingPost"), a wholly owned subsidiary of SingTel as at 31 March 2003, was excluded from consolidation on a line-by-line basis in the Group's accounts with effect from 1 April 2003. This followed the reduction of SingTel's equity interest to 31% after the initial public offering of SingPost's shares.

Under Singapore GAAP, the results and net assets of SingPost are to be deconsolidated in the Group's financial statements from the date of disposal on 13 May 2003. The contribution of SingPost's operating revenue from 1 April to 13 May 2003 was deemed not material to the Group's operating revenue and SingPost's net results from 1 April to 13 May 2003 based on equity interest of 69% was deemed not material for inclusion in the Group's results. Consequently, the Group commenced equity accounting of SingPost's results based on its equity interest of 31% from 1 April 2003.

As at 30 June 2003, SingTel Yellow Pages Pte Ltd (now renamed "SingTel Interactive Pte Ltd"), a wholly owned subsidiary of SingTel, sold its directory assets and businesses. With this sale, SingTel Interactive Pte Ltd is now a dormant company.

REVIEW OF GROUP OPERATING PERFORMANCE

With strong revenue growth from Australia, the Group's revenue for the quarter rose 20% to S$2.96 billion. The revenue was partly boosted by recognition of the C1 Defence contract of S$250 million and a strong Australian dollar. Excluding the impact of C1, the Group's revenue still grew by a strong 10%.

Optus recorded an impressive increase of 51% in operating revenue in Singapore dollar terms (34% in Australian dollar terms). SingTel, however, recorded a 13% decline in operating revenue due to lower International Telephone and Data services revenues. The exclusion of postal service revenue this quarter accounted for 6.9 percentage points decrease.

Operational EBITDA increased by 12% to S$1.03 billion. Operational EBITDA margin declined from 37.6% to 34.9% in this quarter with the increased contribution from Optus and a lower margin of 12.9% from the C1 Defence contract. Excluding C1, operational EBITDA margin would be 36.9%, only 0.7 percentage points lower than a year ago. Substantial improvements in Optus' margins and the impact of a stronger Australian dollar mitigated margin declines in the Singapore business.

Group EBITDA grew 20% to S$1.41 billion with solid earnings growth from Optus and regional mobile associates. Pre-tax earnings contributions from associates increased 80%. On a proportionate basis, operations outside Singapore accounted for 73% of the Group's enlarged revenue and 61% of the enlarged EBITDA.

A key highlight of the quarter's results is the sharp performance improvement at Optus, which recorded a net profit of S$113 million, a significant turnaround from the loss of S$42 million a year ago.

Taxation in the first quarter last year included a non-recurring tax adjustment of S$123 million relating to the reduction in Singapore's corporate tax rate from 24.5% to 22% announced on 3 May 2002.

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS (UNAUDITED)
For The Quarter Ended 30 June 2003

	Quarter 30 June				
	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	YOY Chge %
Operating revenue	**1,045**	**1,915**	**2,960**	**2,461**	**20.3**
Operating expenses	(516)	(1,428)	(1,944)	(1,539)	26.3
	529	487	1,016	923	10.2
Other income	6	12	17	4	359.5
Operational EBITDA	**535**	**499**	**1,033**	**926**	**11.6**
- EBITDA margin	***51.2%***	***26.0%***	***34.9%***	***37.6%***	
Compensation from IDA	84	-	84	84	-
Share of results of associates					
- ordinary operations	302	3	306	139	119.5
- exceptional items	(15)	-	(15)	22	nm
	288	3	291	162	80.1
EBITDA	**907**	**502**	**1,409**	**1,172**	**20.2**
Amortisation of goodwill	(162)	(1)	(162)	(157)	3.2
Depreciation & other amortisation	(165)	(277)	(442)	(422)	4.7
EBIT	**580**	**225**	**805**	**593**	**35.7**
Net finance expense					
- net interest expense	(71)	(38)	(109)	(129)	-15.5
- intercompany interest income/(expense)	18	(18)	-	-	-
- investment gain	16	-	16	9	80.0
	(37)	(56)	(93)	(120)	-22.7
Profit before EI	**543**	**169**	**712**	**473**	**50.5**
Exceptional items ("EI")	703	-	703	(37)	nm
Profit before tax	**1,246**	**169**	**1,415**	**436**	**224.9**
Tax expense					
- ordinary operations	(174)	(56)	(230)	(197)	16.9
- exceptional tax credit	-	-	-	123	nm
	(174)	(56)	(230)	(74)	210.8
Profit after tax	**1,072**	**113**	**1,185**	**361**	**227.8**
Minority interests	13	-	13	16	-16.8
Net profit	**1,085**	**113**	**1,198**	**377**	**217.8**
Net profit	**1,085**	**113**	**1,198**	**377**	**217.8**
Exclude amortisation of goodwill	162	1	162	157	3.2
Exclude exceptional items	(703)	-	(703)	37	nm
Exclude exceptional tax credit	-	-	-	(123)	nm
Net profit (before goodwill and exceptionals)	**543**	**114**	**657**	**448**	**46.4**

Note:

SECTION I : GROUP

	Quarter 30 June		YOY Chge
	2003 S$ m	2002 S$ m	%
Operating revenue	2,960	2,461	20.3
- excluding C1 Defence contract	2,710	2,461	10.1
Operational EBITDA	1,033	926	11.6
Operational EBITDA margin	*34.9%*	*37.6%*	
- excluding C1 Defence contract	*36.9%*	*37.6%*	
Share of associates' earnings	291	162	80.1
- ordinary operations	306	139	119.5
- exceptional items	(15)	22	nm
EBITDA	1,409	1,172	20.2
Exceptional gains /(losses)	703	(37)	nm
Net profit	1,198	377	217.8
Net profit (before goodwill)	1,360	534	154.7
Net profit (before goodwill and exceptionals)	657	448	46.4

	As at		Chge (1)
	30 Jun 2003	31 Mar 2003	%
Total assets	34,938	33,671	3.8
Shareholders' funds	17,171	15,470	11.0
Net debt (2)	8,215	9,563	-14.1
Net debt gearing ratio (3)	*32.2%*	*38.0%*	
Net debt to EBITDA (4)	*1.4X*	*1.9X*	
Interest cover:			
- EBITDA/net interest expense (5)	*12.9X*	*10.1X*	

Notes :

(1) Comparison of quarter ended 30 June 2003 compared to the preceding quarter ended 31 March 2003.
(2) Net debt is defined as gross debt less cash and bank balances adjusted for related hedged balances.
(3) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(4) Net debt to EBITDA is defined as net debt to annualised EBITDA (excluding exceptional items).
(5) Net interest refers to interest expense less interest income.

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR THE FIRST QUARTER ENDED 30 JUNE 2003

- Operating revenue increased significantly by 20%. Revenues were boosted by C1 Defence contract of S$250 million. Revenues were also helped by a stronger Australian dollar. Excluding the C1 launch, revenue grew by 10%.

- Optus recorded net profit of S$113 million, compared to a net loss of S$42 million in the last corresponding quarter.

- Associates' earnings were up 80% to S$291 million.

- One time gains of S$545 million from disposal of 69% equity interest in SingPost and S$155 million[1] disposal of Yellow Pages directory assets and businesses were recorded this quarter.

- Despite challenging economic conditions in Singapore and the region, net profit after tax increased three fold to S$1.20 billion. Excluding goodwill and exceptionals, net profit was up by a record 46% at S$657 million.

- The Group generated strong free cash flows[2] of S$740 million, with Optus contributing S$216 million (A$185 million).

[1] The gain is determined on a provisional basis pending final price adjustment arising from working capital changes. The final gain shall be announced in due course

SEC File No: 82-3622

Singapore Telecommunications Ltd And Subsidiary Companies

Table Of Contents

SEC File No: 82-3622


SingTel

Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FIRST QUARTER ENDED 30 JUNE 2003

MASNET No. 6 OF 07.08.2003
Announcement No. 6

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2003 - MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Attached is the Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the first quarter ended 30 June 2003 for Singapore Telecommunications Limited and its subsidiary companies.



MDA-final.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 07/08/2003 to the SGX

5 Net Asset Value

	Group		Company	
	As at 30 June 2003 SGD (cents)	As at 31 March 2003 SGD (cents)	As at 30 June 2003 SGD (cents)	As at 31 March 2003 SGD (cents)
Net asset value per ordinary share	96.33	86.78	89.53	83.72

Net asset value per ordinary share is based on the number of issued ordinary shares of the Company at the end of the financial period.

6 Review of Performance of the Group

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2003.

7 Where a forecast, or a prospect statement has been previously disclosed to shareholders, any variance between it and the actual results

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2003.

8 A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any know factors or events that may affect the group in the next reporting period and the next 12 months

Please refer to the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2003.

9 Dividends

No dividends have been recommended or declared since the end of the Company's preceding financial year.

1 (d) (ii) Share Capital and Share Options

In the current quarter, the Company issued 122,100 ordinary shares of S$0.15 each upon the exercise of 122,100 share options at the exercise price of S$1.54 per share. The number of issued ordinary shares as at 30 June 2003 was 17,825,948,794 shares (31 March 2003: 17,825,826,694 shares) of S$0.15 each.

The number of share options under the Singapore Telecom Executives' Share Option Scheme and Singapore Telecom Share Option Scheme 1999 as at 30 June 2003 was nil (30 June 2002: 3,304,131) and 238,335,900 (30 June 2002: 250,391,100) respectively.

The number of share options under the Optus Executive Option Plan as at 30 June 2003 was 4,529,700 (30 June 2002: 6,203,900). Under the Optus Executive Option Plan, on the exercise of these options, SingTel Optus Pty Limited ("SingTel Optus") will discharge its obligations by procuring the issue to the SingTel Optus option holder of ordinary shares in the Company in the ratio of 1.66 SingTel shares per share option.

The total number of shares that may be issued on conversion of all the outstanding share options as at 30 June 2003 was 245,855,202 shares (30 June 2002: 263,993,705 shares).

In addition, in the current quarter, the Company granted 38,512,237 performance shares to employees of the Group under the Executives' Performance Share Plan. The vesting of these shares is conditional on performance targets set based on medium-term corporate objectives. At the end of the performance period, which is currently prescribed to be a three-year period, the final number of performance shares awarded will depend on the level of achievement of those targets. Existing ordinary shares shall be purchased for delivery to the participants.

2 The figures presented in this announcement have not been reviewed or audited.

3 The same accounting policies and methods of computation as in the Group's most recently audited financial statements for the year ended 31 March 2003 have been applied.

In compliance with the Companies Act (Accounting Standards) Regulations 2002 which were issued by the Ministry of Finance on 18 December 2002, the Group and Company prepares its financial statements in accordance with Financial Reporting Standards ("FRS") with effect from 1 April 2003.

The adoption of FRS does not have material impact on the financial statements of the Group and Company.

4 Earnings Per Share

	For the first quarter ended 30 June	
	2003 SGD (cents)	2002 SGD (cents)
Earnings per share		
- after goodwill	6.72	2.11
- before goodwill	7.63	3.00
Diluted earnings per share		
- after goodwill	6.72	2.11

No adjustment is made to earnings for the purpose of calculation of fully diluted EPS.

1 (d) (i) **Statement of Changes in Equity (Unaudited)**
For the three months ended 30 June 2003

Company - 2003	**Share capital S$ million**	**Share premium S$ million**	**Capital redemption reserve S$ million**	**Currency translation reserve S$ million**	**Retained earnings and other reserves S$ million**	**Total S$ million**
Balance as at 1 April 2003	2,673.9	4,848.8	9.2	(2.7)	7,393.7	14,922.9
Currency translation differences	-	-	-	27.3	-	27.3
Net gains not recognised in the income statement	-	-	-	27.3	-	27.3
Net profit for the period	-	-	-	-	1,008.6	1,008.6
Total recognised gains for the period	-	-	-	27.3	1,008.6	1,035.9
Issue of new shares	*	0.2	-	-	-	0.2
Balance as at 30 June 2003	2,673.9	4,849.0	9.2	24.6	8,402.3	15,959.0

** represents less than S$50,000*

Company - 2002	**Share capital S$ million**	**Share premium S$ million**	**Capital redemption reserve S$ million**	**Currency translation reserve S$ million**	**Retained earnings and other reserves S$ million**	**Total S$ million**
Balance as at 1 April 2002	2,673.9	4,848.8	9.2	(101.5)	6,931.8	14,362.2
Currency translation differences	-	-	-	44.3	-	44.3
Net gains not recognised in the income statement	-	-	-	44.3	-	44.3
Net profit for the period	-	-	-	-	410.5	410.5
Total recognised gains for the period	-	-	-	44.3	410.5	454.8
Balance as at 30 June 2002	2,673.9	4,848.8	9.2	(57.2)	7,342.3	14,817.0

1 (d) (i) Consolidated Statement of Changes in Equity (Unaudited)
For the three months ended 30 June 2003

Group - 2003	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation reserve S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance as at 1 April 2003	2,673.9	4,848.8	9.2	210.3	7,727.8	15,470.0
Currency translation differences	-	-	-	492.9	-	492.9
Net gains not recognised in the income statement	-	-	-	492.9	-	492.9
Adjustment to goodwill previously taken to reserves arising from recognition of deferred tax assets	-	-	-	-	10.4	10.4
Net profit for the period	-	-	-	-	1,197.7	1,197.7
Total recognised gains for the period	-	-	-	492.9	1,208.1	1,701.0
Issue of new shares	*	0.2	-	-	-	0.2
Balance as at 30 June 2003	2,673.9	4,849.0	9.2	703.2	8,935.9	17,171.2

** represents less than S$50,000*

Group - 2002	Share capital S$ million	Share premium S$ million	Capital redemption reserve S$ million	Currency translation reserve S$ million	Retained earnings and other reserves S$ million	Total S$ million
Balance as at 1 April 2002	2,673.9	4,848.8	9.2	22.9	7,024.2	14,579.0
Currency translation differences	-	-	-	43.7	-	43.7
Net gains not recognised in the income statement	-	-	-	43.7	-	43.7
Net profit for the period	-	-	-	-	376.9	376.9
Total recognised gains for the period	-	-	-	43.7	376.9	420.6
Balance as at 30 June 2002	2,673.9	4,848.8	9.2	66.6	7,401.1	14,999.6

Note (1): Discontinued operations - Divestment of subsidiary company

Singapore Post Limited ("SingPost"), a wholly owned subsidiary company of SingTel as at 31 March 2003, was deconsolidated with effect from 1 April 2003 following the reduction of SingTel's equity interest upon the initial public offering of SingPost's shares.

Under Singapore GAAP, the results and net assets of SingPost are to be deconsolidated in the Group's financial statements from the date of divestment on 13 May 2003. The contribution of SingPost's operating revenue from 1 April to 13 May 2003 was deemed not material to the Group's operating revenue and SingPost's net results from 1 April to 13 May 2003 based on equity interest of 69% was deemed not material for inclusion in the Group's results. Consequently, the Group commenced equity accounting of SingPost's results based on its equity interest of 31% from 1 April 2003.

Fair values of identifiable net assets of SingPost divested (as of 1 April 2003 adjusted for bond issue of S$300 million raised on 11 April 2003) were:

	S$ million
Property, plant and equipment	580.7
Non-current assets (excluding property, plant and equipment)	95.9
Cash	412.3
Current assets (excluding cash)	33.3
Current liabilities	(356.5)
Non-current liabilities	(450.3)
	315.4
Minority interest	(2.5)
	312.9
Percentage of interest divested	69%
Net assets divested	215.9
Gain on divestment	545.2
Gross proceeds	761.1
Less: Cash and cash equivalents in subsidiary company divested	(412.3)
Net cash inflow on divestment	348.8

Note (2): Proceeds from sale of the Yellow Pages directory assets and businesses

As at 30 June 2003, Singapore Yellow Pages Pte Ltd (now renamed "SingTel Interactive Pte Ltd"), a wholly owned subsidiary of SingTel, sold its directory assets and businesses. With this sale, SingTel Interactive Pte Ltd is now a dormant company.

Fair values of identifiable net assets of the directory assets and businesses sold were:

	S$ million
Property, plant and equipment	33.5
Non-current assets (excluding property, plant and equipment)	0.6
Current assets	37.9
Current liabilities	(11.0)
	61.0
Gain on sale	155.1
Cash inflow on sale	216.1

The gain is determined on a provisional basis pending final price adjustments arising from working capital changes. The final gain shall be announced in due course.

1 (c) Consolidated Cash Flow Statement (Unaudited) (cont'd)
For the first quarter ended 30 June 2003

	2003 S$ million	2002 S$ million
Cash Flows from Financing Activities		
Proceeds from term loans	1,132.3	1,225.7
Repayment of term loans	(1,188.8)	(1,181.6)
Proceeds from bond issue	300.0	-
Finance lease payments	(86.8)	(22.0)
Net interest paid on borrowings and swaps	(147.1)	(179.3)
Repayment of loan from minority shareholder	(6.3)	-
Proceeds from issue of shares	0.2	-
Net cash inflow/(outflow) from financing activities	3.5	(157.2)
Net increase in cash and cash equivalents	1,371.8	578.0
Cash and cash equivalents held as at 1 April	949.4	1,728.9
Cash and cash equivalents held as at 30 June	2,321.2	2,306.9

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise:

	2003 S$ million	2002 S$ million
Fixed deposits	2,104.4	1,854.7
Cash and bank balances	216.9	452.2
Less: bank overdrafts	(0.1)	-
	2,321.2	2,306.9

Bank overdrafts are classified as part of current unsecured borrowings in the consolidated balance sheet.

Included in the cash and cash equivalents of the Group as at 30 June 2003 is S$33.5 million (US$19.1 million) pertaining to C2C Group, which is subject to a fixed charge.

Please refer to Appendix 3 of the Management Discussion & Analysis of the Group for the first quarter ended 30 June 2003 for more information in respect of C2C Group's debt and convertible loan agreements.

1 (c) Consolidated Cash Flow Statement (Unaudited)
For the first quarter ended 30 June 2003

	2003 S$ million	2002 S$ million
Cash Flows from Operating Activities		
Profit before tax	1,415.1	435.5
Adjustments for:		
Amortisation of goodwill	162.1	157.0
Amortisation - others	10.6	5.2
Depreciation of property, plant and equipment	431.3	417.0
Exceptional items	(703.3)	37.4
IDA compensation	(84.3)	(84.3)
Interest and investment income	(24.7)	(17.7)
Interest on borrowings	117.4	137.6
Net (gain)/loss on disposal of property, plant and equipment	(1.4)	2.9
Property, plant and equipment written off	0.2	-
Share of results of associated and joint venture companies	(290.8)	(161.5)
Other non cash items	2.0	(25.8)
	(380.9)	467.8
Operating cash flow before working capital changes	1,034.2	903.3
Changes in operating assets and liabilities		
Trade and other debtors	(43.5)	215.0
Trade and other creditors	5.6	6.5
Inventories	(36.5)	(27.4)
Provisions	(0.1)	-
Currency translation adjustments of subsidiary companies	1.8	(4.8)
Cash generated from operations	961.5	1,092.6
Dividends received from associated and joint venture companies	133.6	57.2
Income tax paid	(17.9)	(14.0)
Net cash inflow from operating activities	1,077.2	1,135.8
Cash Flows from Investing Activities		
Dividends received from other investments	5.2	4.1
Interest received	7.4	8.4
Investment in associated and joint venture companies	(0.6)	(32.5)
Long term loans to associated and joint venture companies	(2.1)	5.3
Proceeds from liquidation/sale of associated and joint venture companies	1.4	7.1
Investment in long term investments	(0.2)	(0.3)
Proceeds from sale of long term investments	56.2	39.6
Net (purchase) / sale of short term investments	(5.4)	156.5
Payment for purchase of property, plant and equipment	(337.0)	(601.3)
Proceeds from sale of property, plant and equipment	3.2	16.4
Proceeds from divestment of subsidiary, net of cash disposed [1]	348.8	-
Proceeds from sale of the Yellow Pages directory assets and businesses [2]	216.1	-
Payment for purchase of licences	(1.9)	(3.9)
Net cash inflow / (outflow) from investing activities	291.1	(400.6)

1 (b) (ii) Additional Information on Group's Borrowings and Debt Securities (Unaudited)

(1.1) Maturity

	Group	
	As at 30 June 2003 S$ million	**As at 31 March 2003 S$ million**
Unsecured borrowings		
Repayable within one year	119.1	427.9
Repayable after one year	9,210.7	8,946.1
	9,329.8	**9,374.0**
Secured borrowings		
Repayable within one year, or on demand	1,082.3	340.3
Repayable after one year	147.9	958.1
	1,230.2	**1,298.4**

C2C Pte Ltd's secured bank borrowings of US$436 million (out of secured bank borrowings of US$592 million in aggregate) has been reclassified from non-current liability as at 31 March 2003 to current liability as at 30 June 2003 following the occurrence of an event of default under the Facilities Agreement between C2C Pte Ltd and a syndicate of bankers ("Lenders"). See Appendix 3 of the Management Discussion and Analysis of the Group for the first quarter ended 30 June 2003 for more information.

(1.2) Collateral on secured borrowings

	Group	
	As at 30 June 2003 S$ million	**As at 31 March 2003 S$ million**
Secured borrowings comprise:		
Finance lease liabilities	190.8	253.7
Bank loans	1,039.4	1,044.7
	1,230.2	**1,298.4**

The finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts. The net book value of property, plant and equipment under finance lease as at 30 June 2003 is S$172.1 million (31 March 2003: S$163.5 million).

The bank loans are secured on the following:

(a) all shares in C2C Pte Ltd;

(b) all assets of C2C Pte Ltd and its subsidiary companies ("C2C Group") which amount to S$2.42 billion or US$1.38 billion as at 30 June 2003 (31 March 2003: S$2.46 billion or US$1.39 billion).

All sales and purchases and other agreements entered into by the C2C Group are also assigned to the Lenders.

Please refer to Appendix 3 of the Management Discussion & Analysis of the Group for the first quarter ended 30 June 2003 for more information in respect of C2C Group's

1 (b) (i) **Balance Sheets**

	Group		Company	
	As at 30 June 2003 S$ million (Unaudited)	As at 31 March 2003 S$ million (Audited)	As at 30 June 2003 S$ million (Unaudited)	As at 31 March 2003 S$ million (Audited)
Current assets				
Cash and cash equivalents	2,321.3	949.4	1,680.7	489.4
Short term investments	128.4	107.9	15.0	20.0
Trade and other debtors	2,466.0	2,264.8	1,223.1	1,368.1
Inventories	372.8	476.8	8.2	10.5
	5,288.5	**3,798.9**	**2,927.0**	**1,888.0**
Non-current assets				
Property, plant and equipment (net)	12,347.5	12,631.8	2,942.3	2,994.0
Goodwill on consolidation	10,154.5	10,294.9	-	-
Intangibles	556.6	521.4	4.5	4.6
Subsidiary companies	-	-	19,874.3	19,972.3
Associated companies	5,000.4	4,845.8	34.0	3.1
Joint venture companies	362.0	358.9	170.3	170.8
Long term investments	196.8	226.5	102.5	131.4
Deferred tax assets	994.8	953.4	-	-
Other non-current assets	36.7	38.9	25.3	25.3
	29,649.3	**29,871.6**	**23,153.2**	**23,301.5**
Total assets	**34,937.8**	**33,670.5**	**26,080.2**	**25,189.5**
Current liabilities				
Trade and other creditors	3,355.6	3,454.6	1,080.1	1,152.9
Provisions	18.4	18.5	-	-
Due to subsidiary companies	-	-	441.3	465.9
Borrowings (unsecured)	119.1	427.9	-	-
Borrowings (secured)	1,082.3	340.3	-	-
Current income tax	509.8	477.9	312.9	264.3
	5,085.2	**4,719.2**	**1,834.3**	**1,883.1**
Non-current liabilities				
Due to subsidiary companies	-	-	65.5	101.7
Borrowings (unsecured)	9,210.7	8,946.1	6,464.6	6,438.0
Borrowings (secured)	147.9	958.1	-	-
Deferred income tax	571.8	603.0	460.7	462.6
Deferred income	1,341.6	1,426.4	1,275.8	1,360.3
Advance billings	1,175.8	1,195.2	-	-
Other non-current liabilities	102.0	203.6	20.3	20.9
	12,549.8	**13,332.4**	**8,286.9**	**8,383.5**
Total liabilities	**17,635.0**	**18,051.6**	**10,121.2**	**10,266.6**
Net assets	**17,302.8**	**15,618.9**	**15,959.0**	**14,922.9**
Share capital and reserves				
Share capital	2,673.9	2,673.9	2,673.9	2,673.9
Reserves	14,497.3	12,796.1	13,285.1	12,249.0
Interest of shareholders of the Company	**17,171.2**	**15,470.0**	**15,959.0**	**14,922.9**
Minority interests	131.6	148.9	-	-
	17,302.8	**15,618.9**	**15,959.0**	**14,922.9**

1 (a) (ii) Additional Notes to the Consolidated Income Statement (Unaudited) (cont'd)
For the first quarter ended 30 June 2003

(1.7) Taxation

	2003 S$ million	2002 S$ million
Tax expense attributable to current period's profits		
Current and deferred	141.4	125.1
Adjustments in respect of prior year		
Current and deferred		
- change in tax rate [1]	-	(122.9)
- others	(0.3)	2.3
Share of taxes of associated and joint venture companies		
- ordinary activities	89.2	69.6
Tax expense for the period	230.3	74.1

Note:
(1) The Group's tax expense for the last corresponding quarter includes an adjustment of S$122.9 million arising from the reduction in the Singapore corporate tax rate from 24.5% to 22.0% which was announced by the Singapore Government on 3 May 2002.

(1.8) Other income statement items

	2003 S$ million	2002 S$ million
Provision for doubtful debts		
- third parties (trade)	36.6	30.3
- third parties (non-trade)	-	0.9
Bad trade debts written off	-	0.1
Provision for inventory obsolescence	0.4	5.1
Inventory written off	0.1	-

1 (a) (ii) Additional Notes to the Consolidated Income Statement (Unaudited) (cont'd)
For the first quarter ended 30 June 2003

(1.4) Associated and joint venture companies

	2003 S$ million	2002 S$ million
Share of exceptional results (pre-tax) comprise:		
Exceptional gains:		
Refund of notional interest on license fee	8.2	-
Gain on disposal of subsidiary company	-	22.3
	8.2	22.3
Exceptional loss:		
Effects of Punjab license expensed	(23.0)	-
	(14.8)	22.3

(1.5) Interest and investment income

	2003 S$ million	2002 S$ million
Interest income from		
- associated and joint venture companies	4.2	1.2
- fixed deposits, current accounts and bonds	3.6	4.5
- others	0.7	3.0
	8.5	8.7
Amortisation of discount on bonds	-	0.1
Gross dividends from		
- quoted equity investments	4.1	-
- unquoted equity investments	-	1.5
- other quoted investments	-	0.2
Net gain on sale of short term investments	-	7.0
Writeback of provision/(provision) for diminution in value of short term investments	4.5	(23.7)
Related net exchange gain	7.6	23.3
Others	-	0.6
	24.7	17.7

(1.6) Interest on borrowings

	2003 S$ million	2002 S$ million
Interest expense incurred on		
- bank loans	12.1	23.7
- bonds	131.2	130.7
- loan from a minority shareholder	1.6	1.1
- interest rate hedging contracts	(27.3)	(25.2)
- finance lease	4.4	4.7
- others	5.0	8.7
Amortisation of bonds and related costs	0.6	1.0
	127.6	144.7
Less: amounts capitalised in the balance sheet	(10.2)	(7.1)
	117.4	137.6

1 (a) (ii) Additional Notes to the Consolidated Income Statement (Unaudited)
For the first quarter ended 30 June 2003

(1.1) Other income

	2003 S$ million	2002 S$ million
Bad trade debts recovered	1.3	1.1
Gain on disposal of property, plant and equipment	3.9	4.2
Rental income	3.4	8.6
Net exchange gain/(loss) - trade related	1.5	(7.7)
Property, plant and equipment written off	(0.2)	-
Loss on disposal of property, plant and equipment	(2.5)	(7.1)
Others	9.6	4.6
	17.0	3.7

(1.2) Depreciation and other amortisation

	2003 S$ million	2002 S$ million
Depreciation of property, plant and equipment	431.3	417.0
Amortisation of sale and leaseback income	(5.7)	(5.2)
Amortisation of intangibles	11.2	7.7
Other amortisation	5.1	2.7
	441.9	422.2

(1.3) Exceptional items

	2003 S$ million	2002 S$ million
Exceptional gains		
Gain on divestment of subsidiary company	545.2	-
Gain on sale of the Yellow Pages directory assets and businesses[1]	155.1	-
Gain on sale of non-current investments	3.3	4.7
Recovery of investment in non-current investment previously written off	1.4	9.4
Others	0.4	-
	705.4	14.1
Exceptional losses		
Loss on sale of non-current investments	-	(1.3)
Provision for diminution in value of non-current investments	(2.1)	(50.2)
	(2.1)	(51.5)
	703.3	(37.4)

Note:

(1) The gain is determined on a provisional basis pending final price adjustments arising from working capital changes. The final gain shall be announced in due course.

1 (a) (i) Consolidated Income Statement (Unaudited)
For the first quarter ended 30 June 2003

	Notes	2003 S$ million	2002 S$ million
Operating revenue		2,960.1	2,461.1
Operating expenses		(1,943.7)	(1,538.6)
Other income	1(a)(ii)(1.1)	17.0	3.7
Operational EBITDA [1]		**1,033.4**	**926.2**
Compensation from IDA		84.3	84.3
Amortisation of goodwill on acquisition of subsidiary companies		(140.8)	(142.1)
Depreciation and other amortisation	1(a)(ii)(1.2)	(441.9)	(422.2)
		535.0	**446.2**
Exceptional items	1(a)(ii)(1.3)	703.3	(37.4)
Profit on operating activities		**1,238.3**	**408.8**
Associated and joint venture companies			
- share of ordinary results		305.6	139.2
- share of exceptional results	1(a)(ii)(1.4)	(14.8)	22.3
- amortisation of goodwill		(21.3)	(14.9)
		269.5	146.6
Profit before interest and tax		**1,507.8**	**555.4**
Interest and investment income	1(a)(ii)(1.5)	24.7	17.7
Interest on borrowings	1(a)(ii)(1.6)	(117.4)	(137.6)
Profit before tax		**1,415.1**	**435.5**
Taxation	1(a)(ii)(1.7)	(230.3)	(74.1)
Profit after tax		**1,184.8**	**361.4**
Minority interests		12.9	15.5
Profit attributable to shareholders		**1,197.7**	**376.9**

Note:
(1) EBITDA refers to earnings before interest, tax, depreciation and amortisation.

SEC File No: 82-3622



SINGAPORE TELECOMMUNICATIONS LIMITED AND SUBSIDIARY COMPANIES

SGX "APPENDIX 7.2" ANNOUNCEMENT
UNAUDITED FINANCIAL CONDITION AND RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2003

MASNET No. 19 OF 05.08.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel launches first-of-its kind disaster recovery service for broadcasters

Attached is a joint news release made by Singapore Telecommunications Limited and HBO Asia on the above.



NR5Aug03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 05/08/2003 to the SGX


SEC File No: 82-3622


SingTel


HBO
ASIA

News Release

SingTel launches first-of-its-kind disaster recovery service for broadcasters

HBO Asia is first broadcaster in Asia to have back-up services for its entire operations

Singapore, 5 August 2003 -- Singapore Telecommunications Limited (SingTel), Asia's leading communications and satellite service provider, today announced that HBO Asia has appointed SingTel as its disaster recovery service provider.

HBO Asia has an impressive track record in the broadcast industry as a leader in technological advancement. A leading provider of home entertainment in this region, HBO Asia is the first broadcaster in Asia to have an off-site back-up of its entire operations as part of its proactive crisis management strategy, using SingTel's latest Disaster Recovery Service.

The new service, a first of its kind in this region, allows satellite broadcasters to resume their operations in the shortest time possible with minimal disruption should their facilities fail due to accidents, natural disasters, sabotage or even terrorist attacks.

Mr Tay Chek Khoon, SingTel's Vice President (Regional Satellite Business), said: "Our Disaster Recovery Service offers our customers an alternative operating site should anything untoward happen to their broadcast studio and facilities. Their programmes will be back on air in the shortest time possible and, hence, minimal disruption to the viewers."

Mr Vincent Teo, Senior Vice President, Technology and Operations, of HBO Asia, said: "As a premium service, HBO Asia takes pride in ensuring both top quality and continuity of our programmes, so that the viewing pleasure of our subscribers would not be disrupted and our affiliates around the region can have that peace of mind as well."

With SingTel's Disaster Recovery Service, satellite broadcasters can look forward to cost savings as they do not need to invest in costly equipment or duplicate their facilities. They can also customize their disaster recovery service according to their needs, such as commercial insertion, playout operational support and flexibility of input feeds.

Mr Tay said: "We provide a shared facility to our customers, which is operated out of SingTel's Bukit Timah Satellite Earth Station. This station is interlinked to three other SingTel satellite earth stations to provide diversity and utmost service reliability. With our 24x7 engineering specialists, our customers can realise their fail-safe plans at a fraction of the cost of setting up their own disaster recovery system."


SEC File No: 82-3622


SingTel


HBO
ASIA

HBO Asia has also signed up for co-location and network services through SingTel's Managed Hosting Services, ΣXPAN. With 12 data centres across Asia-Pacific, ΣXPAN services include provision of hosting services, Internet bandwidth, IT related operations and storage facilities. ΣXPAN can also support enterprises' disaster recovery and business continuity plans ranging from site diversity, bandwidth connectivity and data storage to workroom recovery.

~~~~~~~~~~~~~~~~~~~~~~

About SingTel's Satellite Business

In early 2002, SingTel and Optus, its wholly-owned subsidiary in Australia, created an integrated Satellite Business unit that is managed from Australia and operates throughout the Asia-Pacific region. The combined resources of the two companies strengthen SingTel's satellite operations and the recent successful launch of the C1 satellite reaffirms SingTel's position as the region's leading satellite operator.

SingTel's fleet of satellites now includes five satellites covering Australia, New Zealand, Asia, India and the Pacific region. Customers have access to more than 25 satellites across the region including ground infrastructure network of 13 satellite earth stations, as well as four Tracking, Telemetry and Control facilities. More information can be found @ www.singtel.com and www.optus.com.au.

About SingTel ΣXPAN

ΣXPAN is a pan-Asian chain of data network centres built upon SingTel's own extensive pan-Asian cable and satellite network infrastructure. ΣXPAN provides a world-class, robust and secure hosting environment where customers can host their application and network systems, and have access to high-end technologies and data centre resources that can easily be scaled to their business needs.

ΣXPAN enables multinationals, Internet and application service providers across Asia to outsource their entire communications networks and web-hosting needs to SingTel. ΣXPAN services include provision of co-location, bandwidth, IT-related operations and disaster recovery via storage facilities. Customers enjoy 24x7 network monitoring, systems administration and maintenance, security services, data storage and administration, performance monitoring and fault management, problem resolution and technical support.

ΣXPAN is available from data centres in Australia, Hong Kong, Japan, Korea, Singapore and Taiwan. SingTel also offers hosting services through marketing alliances with partners in China, India, Indonesia, Malaysia, Thailand and the Philippines.

About HBO

Singapore-based HBO Asia is able to bring the best of Hollywood to Asia first because of its exclusive output licensing deals with five major Hollywood studios - Warner Bros., Columbia Tri/Star, Paramount, Universal and DreamWorks. In addition to proprietary and award-winning HBO Original programs that are produced exclusively for HBO viewers, HBO Asia works with a large number of independent production companies to secure exclusive rights to a host of quality movies. HBO Asia is a joint venture of media giants AOL Time Warner, Paramount Films, Sony Pictures Entertainment and Universal Studios. HBO was recently voted again to be Asia's No. 1 cable and
~~~~~~~~~~~~~~~~~~~~~~

SEC File No: 82-3622

MASNET No. 10 OF 04.08.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel's regional mobile subscriber base exceeds 37 million

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR4Aug031.pdf

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 04/08/2003 to the SGX




SEC File No: 82-3622

News Release

SingTel's regional mobile subscriber base exceeds 37 million

Year-on-year growth of more than 50 per cent

Singapore, 4 August 2003 – Singapore Telecommunications Limited (SingTel), Asia Pacific's largest multi-market mobile operator, today announced that its aggregate mobile subscriber base in the region as at 30 June 2003 stood at 37.4 million.

This represents a 51 per cent year-on-year increase in the total number of mobile subscribers of SingTel, SingTel Optus and SingTel's four regional associates, compared to last year's base of 24.8 million customers.

On a proportionate basis, SingTel's mobile subscriber base in the six markets as at 30 June 2003 was 14.9 million, a year-on-year increase of about 45 per cent.

SingTel's mobile associates in the region - Advanced Info Service, Bharti, Globe and Telkomsel – saw a 63 per cent jump in their total subscriber base from a year ago to 31 million as at 30 June 2003.

More details on the market and financial performance of the regional mobile associates will be made available on 7 August 2003 when SingTel announces its results for the quarter ended 30 June 2003.

~~~~~~~~~~~~~~~~~~~~

At a glance

	Aggregate Subscriber Base (million)		YOY change	SingTel's Proportionate Subscriber Base (million)		YOY change
	June 03	June 02		June 03	June 02	
Optus	4.89	4.23	15.6%	4.89	4.23	15.6%
SingTel	1.53	1.50	2.0%	1.53	1.50	2.0%
SingTel's regional associates	31.00	19.08	62.5%	8.52	4.61	84.8%
Total	**37.42**	**24.81**	**50.9%**	**14.94**	**10.34**	**44.5%**
~~~~~~~~~~~~~~~~~~~~



SEC File No: 82-3622

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 37 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *TelecomAsia,* for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.

Media Contact:

Chia Boon Chong
Senior Corporate Communications Manager
Tel: 68382022
Hp: 96783716
Email: boonchong@singtel.com

SEC File No: 82-3622

MASNET No. 2 OF 02.08.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel to offer up to 69 per cent discount for v019 service

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR-010803.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 02/08/2003 to the SGX



SEC File No: 82-3622

News Release

SingTel to offer up to 69 per cent discount for v019 service

Singapore, 1 August 2003 - As a follow-up to its latest price plans for its mobile customers, SingTel today announced that treats are in store for customers of its international calling services as well. These offers will be available not just to mobile customers, but to residential customers as well.

From 8 August 2003, SingTel will offer discounts of up to 69 per cent on its v019 service to eight major destinations – Australia, China, Hong Kong, India, Japan, Malaysia, South Korea and Taiwan. More details will be announced next week.

"The v019 discounts can be enjoyed by personal mobile and residential fixed line subscribers," said Mr Lim Chuan Poh, SingTel's Executive Vice President (Corporate Business). "Our offer is not restricted; it is open to customers on all the three mobile networks in Singapore as long as they register with us. In fact if you are using your residential line to access v019, you get even better value as you do not incur mobile airtime charges."

Mr Lim added: "SingTel takes pride in offering value to its customers, and providing high quality and reliable services. This has enabled us to maintain our market leadership position, more than three years after market liberalisation in Singapore."

~~~~~~~~~~~~
~~~~~~~~~~~~

MASNET No. 1 OF 01.08.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel offers widest choice with four new mobile price plans

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR 31July03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 01/08/2003 to the SGX

SEC File No: 82-3622



News Release

SingTel offers widest choice with four new mobile price plans

- *Free incoming calls*
- *Extra bundled talktime*
- *Calls to home number from just one cent a minute*

Singapore, 31 July 2003 – Singapore Telecommunications Limited (SingTel) today announced four new mobile price plans which will be available from tomorrow. These plans, which offer benefits like free incoming calls and extra talktime, will complement SingTel's existing *Premium, Classic* and *pod* plans.

Mr Lucas Chow, SingTel's Executive Vice-President (Consumer Business) and CEO of SingTel Mobile, said: "SingTel has always been known for the quality of its network, extensive roaming coverage and a strong suite of products and services. Now, consumers can look to SingTel for the widest choice of price plans as well.

"While our current price plans are competitive, we do realise that some customers prefer specific features such as free incoming calls or more bundled talktime over other value-added services. Hence, we have introduced the four new plans to cater to different market niches and the unique demands of customers. Whatever they want, they will be able to find a SingTel plan that suits their needs. With free mobile number portability, there is no need for them to look further."

Details of the four new price plans – *iOne, iTwo, eOne* and *eTwo* – can be found in the Annex[1]. Among the key features are:

iOne	*iTwo*
• Free incoming calls • $28 monthly subscription • 80 minutes of free talktime for outgoing calls	• Free incoming calls • $88 monthly subscription • 680 minutes of free talktime for outgoing calls

Customers on *iOne* and *iTwo* plans will also enjoy a flat airtime charge of 15 cents per minute all day as well as benefits of SingTel's *Red Rewards* loyalty programme. SMS messages cost 5 cents each.

eOne	*eTwo*
• $28 monthly subscription • $20 bundled talktime • 300 free SMS • Off-peak rate of 5 cents per minute	• $70 monthly subscription • $100 bundled talktime • 300 free SMS • Off-peak rate of 5 cents per minute • 10% discount on excess talktime

[1] GST is applicable to all mobile phone subscription and usage charges mentioned in this release.



Customers on *eOne* and *eTwo* plans will also enjoy loyalty discounts (going up to 45 per cent after three years of subscription) and benefits of SingTel's *Red Rewards* programme.

Mr Chow said: "SingTel has done extensive consumer research and we have listened to the views of many mobile phone users. Our new price plans fill the gaps in our total value proposition and signal our intention to go the extra mile for our customers. We believe the new plans will help us attract new customers. At the same time, we are continuing with our existing plans for those who prefer the current value-added services.

"For example, our *Classic* customers get 200 minutes of free talktime, with loyal customers paying a monthly subscription of as low as $20. Our *Premium* customers enjoy 10 per cent off for all SingTel international call services. *Premium 1500* customers also get a $500 mobile phone voucher every year. Those who send a lot SMS messages will find our *pod* packages, which offer up to 700 free SMS every month, very attractive."

Calling home just got cheaper

SingTel's mobile customers will also benefit from a new value-for-money promotion called *Call Home.*

Mobile calls to a pre-designated residential fixed line number will now cost as little as one cent a minute. This rate applies after the monthly free talktime quota has been used up. The one-year promotion is applicable to most of SingTel's mobile plans including the newly launched *i* and *e* plans.

More details on this announcement can be found at www.singtel.com/choices from 1 August 2003.

~~~~~~~~~~~~~~
~~~~~~~~~~~~~~



SEC File No: 82-3622

Annex

SingTel's four new mobile price plans
(available from 1 August 2003)

<table>
<tr><th></th><th>iOne</th><th>iTwo</th><th>eOne</th><th>eTwo</th></tr>
<tr><td>Monthly subscription fee</td><td>$28
(Usual: $40)</td><td>$88
(Usual: $155)</td><td>$28
(Usual: $40)</td><td>$70
(Usual: $100)</td></tr>
<tr><td>Loyalty discount
(After 1st year)</td><td rowspan="3">Not applicable</td><td rowspan="3">Not applicable</td><td>$26</td><td>$65</td></tr>
<tr><td>Loyalty discount
(After 2nd year)</td><td>$24</td><td>$60</td></tr>
<tr><td>Loyalty discount
(After 3rd year)</td><td>$22</td><td>$55</td></tr>
<tr><td rowspan="2">Monthly free talktime (local)</td><td>Free incoming calls</td><td>Free incoming calls</td><td rowspan="2">$20 worth of talktime</td><td rowspan="2">$100 worth of talktime</td></tr>
<tr><td>80 minutes
(outgoing calls)</td><td>680 minutes
(outgoing calls)</td></tr>
<tr><td>Peak hour[1] charge
(per minute)</td><td rowspan="2">15 cents</td><td rowspan="2">15 cents</td><td>20 cents (first min), 10 cents (subsequent min)</td><td>18 cents (first min), 9 cents (subsequent min)</td></tr>
<tr><td>Off peak[2] hour charge (per minute)</td><td>5 cents</td><td>4.5 cents</td></tr>
<tr><td>Excess usage discount</td><td>-</td><td>-</td><td>-</td><td>10 per cent off prevailing talktime rates</td></tr>
<tr><td>Monthly free SMS
(local)</td><td>-</td><td>-</td><td>300</td><td>300</td></tr>
<tr><td>Per SMS charge</td><td>5 cents</td><td>5 cents</td><td>5 cents</td><td>5 cents</td></tr>
<tr><td rowspan="3">Free value-added services
(For new line subscribers)</td><td colspan="2">AutoRoam
(3 months)</td><td>Pay-As-U-Roam[3]</td><td>AutoRoam
(12 months)</td></tr>
<tr><td colspan="2">Caller ID
(3 months)</td><td>Caller ID
(2 months)</td><td>Caller ID
(12 months)</td></tr>
<tr><td colspan="2">VoiceMail (12 months)</td><td colspan="2">VoiceMail (12 months)</td></tr>
<tr><td rowspan="4">Free value-added services
(For all subscribers)</td><td colspan="2">Call Home[4]</td><td colspan="2">Call Home[5]</td></tr>
<tr><td colspan="4">Caller Alert</td></tr>
<tr><td colspan="4">Number retention</td></tr>
<tr><td colspan="4">IDEAS</td></tr>
</table>

1. Peak hour: Monday - Saturday (9am - 9pm)
2. Off-peak hour: Monday - Saturday (9pm - 9am), Sunday & public holidays (whole day)
3. *Pay-As-U-Roam* is available to both existing and new line subscribers
4. Call rate of 1 cent/min to nominated residential fixed line number after bundled minutes are used up
5. Call rate of 2 cents (1st min)/1 cent (subsequent minute) to nominated residential fixed line number after bundled minutes are used up

GST is applicable to all charges.

SEC File No: 82-3622

MASNET No. 5 OF 30.07.2003
Announcement No. 5

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel appoints Ericsson as 3G vendor

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR30July03.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 30/07/2003 to the SGX

SEC File No: 82-3622

News Release

SingTel appoints Ericsson as 3G vendor

Multi-year contract worth up to S$220 million to roll out network of the future

Singapore, 30 July 2003 – Singapore Telecommunications Limited (SingTel) today announced that it has appointed Ericsson as the vendor for its 3G network in Singapore.

The decision was reached after a rigorous process evaluating the proposals submitted by five vendors as early as December 2000. The tender for the 3G network also involved joint technical and network trials with three shortlisted vendors, including Ericsson.

SingTel plans to invest up to S$220 million with Ericsson in its new 3G network. The multi-year contract includes options that will enable SingTel to adopt a very flexible network roll-out and enhancement plan depending on market conditions and demand for 3G services in Singapore.

Mr Lucas Chow, SingTel's EVP (Consumer Business) and CEO of SingTel Mobile, said: "Prices of 3G hardware infrastructure and equipment have fallen significantly over the last three years following the peak of the 3G boom. In spite of this, we are still adopting a prudent and success-based capital expenditure approach towards the deployment of our own 3G network in Singapore.

"We will commit more infrastructure investments only when there is significant market demand for 3G services over the next few years."

SingTel's 3G network, based on Wideband-CDMA technology, will be ready in the Central Business District by early next year. It will be fully operational nationwide by end-2004, complying with the deadline set by the Infocomm Development Authority of Singapore. SingTel's initial 3G network will support data transmission of up to 384 kbps on-the-move.

The new network will be backward compatible with SingTel's existing GSM and GPRS networks. 3G users can switch easily to conventional GSM networks for their voice and GPRS data communications on dual mode 3G W-CDMA/GSM handsets, which will be available when SingTel introduces 3G services early next year.

Mr Chow said that although 3G is a new and evolving technology, it is the answer to the growing demand for high bandwidth mobile applications. "We have identified four applications – video streaming, video messaging, videoconferencing and mobile gaming – as the drivers behind market adoption and the success of 3G.

"In the longer term when 3G becomes as popular as what 2G is today, we expect SingTel's capital cost per 3G subscriber to be much lower than the cost per 2G subscriber," Mr Chow said.

Mr Chow added that Ericsson gave the most attractive proposal. "With their proven expertise in mobile networks and technologies as well as their commitment to 3G, we are confident that Ericsson can deliver a high quality 3G network for the benefit of our customers," he said.

Mr Claes Odman, President of Ericsson Singapore, said: "We are delighted by SingTel's decision to select Ericsson. This important agreement reinforces the close strategic relationship which exists between the two companies. Ericsson is fully committed to support SingTel's 3G effort in Singapore and its position as the premier mobile operator in the region."

To date, Ericsson has garnered over 40 per cent of 3G contracts that have been handed out worldwide and has delivered commercial 3G infrastructure to more than 30 operators in 27 countries. Its 3G clients include NTT DoCoMo (Japan), SmarTone (Hong Kong), Telefonica (Spain) and Vodafone (UK).

~~~~~~~~~~~~~~~~

About SingTel

SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The Group's other major investments in the region include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving 35 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, TelecomAsia, for six consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.
~~~~~~~~~~~~~~~~

SEC File No: 82-3622

MASNET No. 3 OF 05.08.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement by Standard & Poor's

Attached are :-

(i) An announcement by Standard & Poor's ("S&P") on Singapore Telecommunications Limited ("SingTel") and SingTel Optus Pty Limited; and

(ii) SingTel's media response to S&P's announcement.

 

SP.pdf media stmt.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 05/08/2003 to the SGX

S&P Cuts SingTel Rtgs to 'A+/A-1' As Gov Support Dips

Ratings on Singapore Telecommunications Ltd. Lowered to 'A+/A-1' Following Government's Commitment to Full Divestment

SINGAPORE (Standard & Poor's) Aug. 5, 2003--Standard & Poor's Ratings Services today lowered its long-term rating on Singapore Telecommunications Ltd. to 'A+' from 'AA-', and short-term ratings to 'A-1' from 'A-1+'. The ratings are removed from CreditWatch, where they were placed with negative implications on May 13, 2003. The outlook is stable.

The downgrade follows the government's announcement that it intends to fully divest its equity stake in SingTel. At the same time, the 'A+/A-1' ratings on its wholly owned Australian subsidiary, SingTel Optus Pty Ltd. (Optus), have been affirmed and assigned a stable outlook in line with the rating action on its parent.

As part of its recent free-trade agreement with the U.S., the Singapore government (AAA/Stable/A-1+) has committed to sell its entire 67.5% stake in SingTel, "subject to the state of capital markets and the interests of other shareholders". Although the timing and method of sale have not been determined, the government has stated that it will establish the divestment plan. Yasmin Wirjawan, credit analyst at Standard & Poor's said: "As the government will no longer maintain a strategic holding in SingTel, Standard & Poor's will no longer enhance the ratings to reflect government support. Standard & Poor's will monitor how the government undertakes the equity sell-down and what impact this may have on the company's capital structure."

On a standalone basis, SingTel maintains its strong market position in its domestic business and has shown improvements in its financial measures in the past year, particularly through better operating performance in Optus and cash generated from dividends from associates and sale of noncore assets. SingTel is also on track to deleverage its balance sheet, but its debt remains relatively high for its rating category. Net debt to EBITDA (including equity earnings) improved to 2.4x in fiscal year 2003 from 3.1x in 2002. Going forward, SingTel is expected to reduce its net debt further in 2004, due mainly to improving cash flows at Optus. Standard & Poor's expects SingTel to remain committed to restoring its financial profile and to use a significant portion of its free cash flows to reduce debt.

SingTel's ratings continue to benefit from its position as the leading integrated full-service telecommunications provider in Singapore, with dominance of direct exchange lines, an 82% share in the international long-distance market, and 47% of the mobile market. Supported by its dominant market position, the company has steady cash flow, with about Singapore dollar (S$) 2 billion (US$1.14 billion) in fiscal year 2003 from its Singapore operations. In addition, it operates in Australia through Optus and has equity in a number of leading telephone-service providers in other countries.

Contact: Yasmin Wirjawan, Singapore (65) 6239-6302
Sharad Jain, Singapore (65) 6239-6340
Greg Pau, Singapore (65) 6239-6303
Andrew Lally, Melbourne (61) 3-9631-2077

SEC File No: 82-3622

Singapore Telecommunications Ltd.
Yasmin Wirjawan, Singapore (65) 6239-6302
Sharad Jain, Singapore (65) 6239-6340
Greg Pau, Singapore (65) 6239-6303

On Aug. 5, 2003, the long-term ratings on Singapore Telecommunications Ltd. were lowered to 'A+' from 'AA-'. The outlook is stable. The short-term ratings were also lowered one notch to 'A-1' from 'A-1+'. The downgrade follows the government's recent announcement that it intends to fully divest its equity stake in SingTel.
The ratings on SingTel reflect the strong credit quality of the company as a standalone organization, and are supported by:

- Very strong business positions in Singapore. SingTel is the leading integrated full-service telecommunications provider in Singapore, with an effective monopoly of direct exchange lines, an 82% share in the international long-distance market, and 47% of the mobile market. SingTel is expected to retain its strong market position because of its extensive infrastructure, large shares of the corporate and residential markets, and its extensive quality network. From its dominant market position, the company has steady cash flow, with about Singapore dollar (S$) 2 billion (US$1.14 billion) in fiscal year 2003 from its Singapore operations.
- Improving trends in Australian operations. Revenue and EBITDA for fiscal year 2003 from Optus rose 15% and 45%, respectively. This was driven by cost containment and increasing numbers of subscribers in almost all segments--particularly mobile communications, and consumer and multimedia business. Optus remains the second-largest telecommunications company in Australia, and has retained a 34% share in the cellular market. With an improving operating environment, cost efficiency initiatives, and lower capital expenditure, Optus was able to generate positive free cash flow one year earlier than targeted. SingTel's consolidated free cash flow is targeted at S$1.6 billion in fiscal 2004, of which more than 40% will come from Optus.

These positive factors are offset by:

- Government's plan to dispose of its stake in SingTel. As part of its recent free-trade agreement with the U.S., the Singapore government has committed to sell its entire 67.5% stake in SingTel. Although the timing and method of sale have not been determined, the government has stated that it will establish the divestment plan and the whole process will be completed as soon as feasible, "subject to the state of capital markets and the interests of other shareholders." As the government will no longer maintain a strategic holding in Sing Tel, it credit quality is no longer enhanced by government support. Nevertheless, Standard & Poor's believes that the government would still act to ensure ongoing essential telecommunications services--rather than unconditional financial support for the company--given SingTel's dominance in the fixed-line market and its role in supporting the country's objective to become an information and communications hub in Asia.
- A slowdown in revenue growth in its key markets could lead management to make further acquisitions overseas. Both key markets of Singapore and Australia are mature and revenue growth is expected to slow. Profitability and cash flow could be threatened by more aggressive pricing competition and weaker demand amid slowing economic activity. Growth in these key markets depends on further cost reduction and customers' adoption of data services. Limited revenue growth, particularly in its domestic market, could potentially lead the company to pursue additional acquisitions in the emerging market, which could increase business risk and slow down its deleveraging program. SingTel is evaluating the possibility of buying Deutsche Telecom's 24.8% stake in the Philippines cellular operator, Globe Telecom Inc.
- Moderate financial profile due to investments funded by debt. SingTel is on track to deleverage its balance sheet, but its debt remains relatively high for the rating category. Net debt to EBITDA (including equity earnings) improved to 2.4x in fiscal year 2003

from 3.1x in 2002. Net debt to operating EBITDA, however, remained high at 2.9x. Despite weak operating performance in Singapore, SingTel's cash flow protection measures showed an improvement, as funds from operations (FFO) to net debt ratio increased to 30% from 22% in the previous year, supported by the reduction of capital expenditures, tight cost control, and improving profitability of Optus. With further improvement in margins at Optus, Standard & Poor's projects net debt to operating EBITDA to fall to 2x within the next two years.

Outlook

The stable outlook on SingTel reflects its strong market position and stable cash flows in its domestic business. It also assumes SingTel's continued improving performance in its Australian operations, high liquidity, and substantial cash generation for debt service in the near-to-medium term--sufficient to mitigate the risks that might emerge from heightened competition. Standard & Poor's expects SingTel to remain committed to restoring its financial profile and to use a significant portion of its free cash flows to reduce debt.

SEC File No: 82-3622

The McGraw-Hill Companies

STANDARD
&POOR'S

Press Release

SingTel Optus' 'A+/A-1' Ratings Off CreditWatch and Affirmed on Back of Operating Performance

Melbourne, Aug. 5, 2003—Standard & Poor's Ratings Services announced today that it has affirmed and removed from CreditWatch its 'A+/A-1' credit ratings on SingTel Optus Pty Ltd. (Optus), the wholly owned Australian subsidiary of Singapore Telecommunications Ltd. (SingTel). Also today the ratings on SingTel were lowered to 'A+/A-1' from 'AA-/A-1+' as a result of the Singapore government's announcement that it intends to fully divest its 67.5% equity stake in SingTel. The outlooks on Optus and SingTel are stable.

The ratings on Optus are now equalized with those on SingTel. Optus' operations are core to SingTel's debt-servicing capability, representing about 54% of group revenues and about 34% of group EBITDA. In a tough operating environment, Optus has successfully grown revenues by maintaining its position in the Australian mobile market while increasing its share of the domestic business market. The achievement of greater cost efficiencies and reduced spending on infrastructure has bought Optus into a positive free operating cash flow position, providing considerable flexibility for the parent, SingTel, given it is committed to restoring its financial profile by using a significant portion of the group's free cash flows to reduce debt. Optus' liquidity is solid, with A$100 million in near-term debt maturities easily covered by cash on hand, access to committed funding facilities, and internally generated cash flow.

About Standard & Poor's

Standard & Poor's is a leader in providing widely recognised financial data, analytical research and investment and credit opinions to the global capital markets. With more than 5,000 employees located in 18 countries, Standard & Poor's is an integral part of the world's financial architecture. In Asia, we have been voted the most influential rating agency of 2001and 2002 by FinanceAsia, and Rating Agency of the Year by INSTO, for the third year running. Additional information is available at www.standardandpoors.com.au

For more information contact:

Andrew Lally, Corporate & Infrastructure Ratings Group
Melbourne, (61) 3 9631 2077 Tel
Yasmin Wirjawan, Corporate & Infrastructure Ratings Group
Singapore, (65) 6239-6302 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

SEC File No: 82-3622



Media Statement

5 August 2003

SingTel's response to S&P's announcement

SingTel is disappointed by S&P's decision announced today. Whether and when Temasek divests its interests in SingTel is purely a shareholder issue, and is separate from the business fundamentals of SingTel.

SingTel had a commendable performance in the financial year ended 31 March 2003, generating over S$5 billion of EBITDA and S$2 billion in free cash flow. The Group's debt ratios as at 31 March 2003 were also in line with the targets set by S&P. This was even before SingTel divested its interests in SingPost and SingTel Yellow Pages.

SingTel today remains one of the most credit worthy telcos in the world. The move by S&P has no immediate impact on SingTel's interest expense. The average maturity of the Group's debt is seven years and it does not have new financing requirements this financial year.

SingTel's strong balance sheet and cash flows are a result of its carefully executed strategies for its domestic, Australian and regional operations as well as its prudent financial and cost management. Despite the scale of its regional operations, SingTel's current gearing is lower than most major telcos worldwide.

Today, SingTel is well diversified geographically and in terms of its business and revenue mix. It continues to focus on seeking operational improvements across the group and executing its strategy for the best results. SingTel is well positioned for above average growth and is committed to creating value for its shareholders.

MASNET No. 35 OF 01.08.2003
Announcement No. 46

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - SingTel Group's results for the quarter ended 30 June 2003

Singapore Telecommunications Limited wishes to announce that it will announce its results for the quarter ended 30 June 2003 on 7 August 2003, before the start of trading on the Singapore Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 1 August 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 01/08/2003 to the SGX

SEC File No: 82-3622

MASNET No. 10 OF 28.07.2003
Announcement No. 10

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT
- RESPONSE TO MEDIA STORY

Reference is made to the article 'SingTel gets nod to build houses in Holland Road' in The Sunday Times (28 July 2003). The following is SingTel's response to media enquiries:

SingTel reviews its property assets regularly to optimise their value. As part of this process, SingTel has obtained approval for a change of use of the Holland Road site. No decision has been made regarding the next steps. SingTel is reviewing its options, but it does not intend to enter the property development business.

Dated : 28 July 2003

Submitted by Lim Li Ching (Ms), Assistant Company Secretary on 28/07/2003 to the SGX

SEC File No: 82-3622

MASNET No. 8 OF 07.08.2003
Announcement No. 8

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2003 - SLIDES ON FINANCIAL RESULTS PRESENTATION

Attached are the slides on Singapore Telecommunications Limited's Financial Results Presentation for the first quarter ended 30 June 2003.



Q1FY04 slides - Final1.pc

Submitted by Chan Su Shan (Ms), Company Secretary on 07/08/2003 to the SGX

SingTel

inancial results presentation

1 FY04: quarter ended 30 June 2003

7 August 2003

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"$" means Singapore dollars unless otherwise indicated.


SingTel

SEC File No: 82-3622

ia's leading
mmunications company

SingTel



ee Hsien Yang

resident & Chief Executive Officer

SEC File No: 82-3622


Q1 FY04 underlying earnings: up 46%*
On track for full year goals
Group performance on track
NPAT pre-goodwill*
$657m
Group free cash flow**
38%
SingTel – cash flow engine
Free cash flow**
$524m
Operational EBITDA margin
51%
Optus – challenger focused on returns
Strong revenue growth (A$)
34%
Operational EBITDA margin
26%
Regional mobile associates – earnings driver
Regional mobile customers up
62%
Regional mobile associates earnings***
78%
SingTel
* NPAT before goodwill & exceptional items.
Excludes $123m exceptional tax credit in Q1FY03
** Operating cash less cash capex
*** Excluding exceptio

ccessful transformation continues

ncreasing proportion of proportionate EBITDA outside Singapore

Q1 FY04: 61% of proportionate EBITDA outside Singapore

Belgacom
& others
12%
egional
mobile
19%
SingTel*
39%
Optus
30%

* Includes IDA compensation

Focus on core business

SingPost – cash proceeds**	$1bn
Yellow Pages – cash proceeds	$216m
3G network contract	$220m
Optus C1 satellite launch	✓

** Including dividends due later in FY04

Group Q1 results

- NPAT pre-goodwill up 46%* to $657m

Statutory results ($m)	3 months to Jun 03	3 months to Jun 02	Increase %
Operating revenue	2,960	2,461	20%
Operational EBITDA	1,033	926	12%
Operational EBITDA margin	35%	38%	N/m
- excluding C1 defence contract	*37%*	*38%*	*N/m*
Associates	291	162	80%
EBITDA **	1,409	1,172	20%
Exceptional items	703	(37)	N/m
NPAT - before goodwill	1,360	534	155%
NPAT	1,198	377	218%

* NPAT before goodwill & exceptional items. Excludes $123m exceptional tax credit in Q1FY03

** Operational EBITDA + IDA compensation + share of results of associates



SingTel

SingTel

SingTel: first quarter results

- Impacted by equity accounting for SingPost

SingTel (ex-Optus) ($m)	3 months to Jun 03	3 months to Jun 02	(Decrease) %	Trend e SingP
Operating revenue	1,045	1,197	(13%)	(5.8%)
Operating expenses	(516)	(555)	(7.0%)	3.0%
Operational EBITDA*	534	648	(17%)	(13%)
Operational EBITDA margin	51%	54%	N/m	N/r

SingTel * Includes other income

gTel: first quarter revenue trends

& Internet	Broadband lines growth 109%	Data & Internet revenues 8%
ile*	Mobile roaming ARPU down 19%	Mobile revenue down 3%
national phone	International telephone revenues stabilising on sequential basis	Q1 FY04 vs Q1 FY03 20%
neering ices	Increasing proportion of revenues 13%	IT revenues 18%

* Now excludes paging and aeronautical & maritime


SingTel: operational EBITDA margin 51%
IT business generates excellent return on capital despite lower margins than telecomms business
Overall margins influenced by growth & seasonality of IT
SingTel
Operational EBITDA margin
54%
51%
54%
46%
51%
IT as % of total revenues
8%
13%
9%
16%
13%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
FY02
FY03
FY04
Opex down
7%
Total opex*
Stable
Cost of sales*
24%
Traffic expenses*
13%
Staff costs*
3%
* Excluding SingPost & IPACS
SingTel


gTel: strong free cashflow
Capex declines with completion of C2C
608
368
115
Q1 FY02
Q1 FY03
Q1 FY04
Other capex
C2C capex
Strong growth in free cash flow
12%

($m)	Q1 FY04	Q1 FY03
Cash from operations	**524**	790
Dividends	**134**	57
Tax	**(18)**	(14)
Op. cash before interest	**640**	833
Cash capex	**(115)**	(368)
Free cash flow*	**524**	466

* Operating cash less cash capex

SEC File No: 82-3622





Optus


us: good progress toward FY04 targets
Operational EBITDA margins improve in every division
Operational EBITDA margin* increases to 28%
22%
28%
Q1 FY03
Q1 FY04*
NPAT turnaround: A$122m
Net profit after tax (A$m)
(42)
80*
Q1 FY03
Q1 FY04
C1 Defence contract

Optus: strong double digit top line growth

Statutory results (A$m)	3 months to Jun 2003	3 months to Jun 2002	% Increase	Tre ex
Operating revenue	1,701	1,271	34%	17%
Operational EBITDA	444	279	59%	49
Operational EBITDA margin	26%	22%		28
EBITDA	447	263	70%	60
EBIT	199	36		
NPAT	100	(42)		


tus Mobile: total revenues up 23% to A$800m
)perational EBITDA margin expands to 38%
Double digit growth in service revenues sustained
17%
624
729
Q1 FY03
Q1 FY04
Customers up to 4.9m
16%
Post-paid ARPU
10%
Post-paid minutes of use
9%

Optus Business and Wholesale

- Successful launch of C1 satellite contributes A$217m revenue



Underlying corporate revenues up 13%*
Optus Business revenue (A$m)
222
252
217
C1 Defence contract
Underlying corporate revenues
Q1 FY03
Q1 FY04

Corporate voice revenues 7%

Corporate data revenues 7%

Combined Business & Wholesale EBITDA margin* 23%

* Excludes C1 Defence contract

otus Consumer: revenues up 21% to A$349m

Operational EBITDA margin expands to 10%

A$55m operational EBITDA turnaround

34
(21)
Q1 FY03
Q2 FY03
Q3 FY03
Q4 FY03
Q1 FY04

Focus on high value customers sustained

HFC ARPU increases — 12%

Broadband internet customers up — 67%

Off network telephony customers on bundled plans* — 28%

* Telephony plus dial-up internet

Optus: strong trend of cash flow growth

Free cash flow* up 172% to A$185m...


Free cash flow* (A$m)
68
185
Q1 FY03
Q1 FY04

...delivered by growth and capital management

Operating cash 26%

Cash capex A$197

Cash capex : revenue** 13%

* Operating cash less cash capex

** excludes C1 Defence contract


GLOBE
TELECOM

bharti


TELKOMSEL


Singapore
POST

elgacom

SingTel

Associates and joint ventures

Associates & JV's: profits and dividends up



Q1 FY04 associates contribution up 80%

($m)	3 mths to June 03	Increase/ (decrease) %
Regional Mobile	204	78
Belgacom	90	56
BSI (Bukaka SingTel)	8	N/m
Singapore Post	10	N/m
Other*	(6)	(82)
Total	306	120
Exceptionals**	(15)	N/m
Total	291	80

Globe and AIS drive increase in dividends


Dividends received ($m)
134%
51
57
134
Q1 FY02
Q1 FY03
Q1 FY04
Belgacom & others
AIS
Globe

* Including Optus associates

** Exceptional loss from Bharti's write-off of licence fee and related interest expense of Punjab licence, net of refund of notional interest on licenc

SEC File No: 82-3622


gional mobile associates: customers up 62%
Rapid growth of customer base
+62%
19m
31m
Telkomsel +84%
Bharti +133%
AIS +56%
Globe +34%
Jun 02
Jun 03
Regional mobile earnings up 78%*
($m)
3 months to Jun 2003
Increase %
Telkomsel
112
158
AIS
59
11
Globe
31
9
Bharti
3
N/m
Regional Mobile
204
78
* Exclude exceptionals



Second wave of growth from Telkomsel and Bh
AIS and Globe focus: profitability and cash
Telkomsel net adds accelerate
Up 138%
Quarterly net adds ('000)
1,278
468
728
1,113
Q1 FY03
Q1 FY04
AIS
Telkomsel
Bharti net adds accelerate
Up 166%
Quarterly net adds ('000)
437
256
162
680
Q1 FY03
Q1 FY04
Globe
Bharti
SingTel

SingTel

Cash flow balance sheet and outlook


SPECIMEN

Group free cash flow*: up 38%


Stronger cash flows from international expansion
Group free cash flow* $m
+ 38%
535
740
Assoc dividends
Optus
SingTel
Q1 FY03
Q1 FY04

Net debt down in Q1 $1.4bn

$ million	Q1 FY04	Q1 FY03
Group FCF*	740	535
Interest**	(147)	(179)
Others***	(217)	171
SingPost & Yellow Pages	977	-
Decrease in net debt	1,353	527

* Operating cash less cash capex

** Excluding finance lease repayments

*** Including monetisation of assets and forex movements


bt reduction strengthens balance sheet
ownwards trend in net debt after Telkomsel investment
Telkomsel investments and FY02 dividend payment
9.9
9. 3
10.6
10.1
9.6
8.2
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03
Leverage goals exceeded
Net debt
$8.2bn
Net gearing
32%
Net debt: EBITDA
1.4X
EBITDA: net interest cover
12.9X

Guidance updated for impact of SingPost

- Group medium term target – double digit earnings growth

SingTel - strategies	SingTel targets - FY04
• Defend home market	• For rest of FY04 – underlying revenues comparable to FY03**
• Retain strong cost disciplines	• Maintain operational EBITDA margin around 50%
• Focus on cash flow	• Free cash flow: guidance increased to at least $1.5bn*

SingTel

* Operating cash less cash capex

** Excl SingPost and Yellow Pages

ard changes and corporate governance

Board changes at AGM

- New Chairman
  - Mr Chumpol NaLamlieng
  - President and Director of Siam Cement
- Board composition changing to eflect success of international expansion
- Four out of ten Board members rom outside Singapore

SingTel aims for best practice corporate governance

- Share option scheme suspended
- New share-based incentive plan for management
  - includes performance hurdles
- Board encouraged to invest portion of fees in SingTel shares

SingTel – "Best Asian Telecom Carrier"

- Optus – "Best Asian Competitive Carrier" (Telecom Asia 2003)


SingTel
Free cash flow*
$524m
Optus
Operational EBITDA margin**
28%
Regional mobile
Regional mobile customers
62%
Double digit earnings growth***
46%
Solid balance sheet
Net debt = 1.4X EBITDA
Strong free cash flow* growth
38%

SingTel

* Operating cash less cash capex

** Excluding C1 defence contract

*** NPAT before goodwill & exceptional items. Excludes $123m exceptional tax credit in Q1FY03

SingTel

Financial results presentation

Q1 FY04: quarter ended 30 June 2003

7 August 2003

SEC File No: 82-3622

MASNET No. 7 OF 07.08.2003
Announcement No. 7

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2003 - ANNOUNCEMENT TO SGX

Attached is an announcement to the Singapore Exchange Securities Trading Limited ("SGX") on the unaudited financial condition and results for the first quarter ended 30 June 2003 for Singapore Telecommunications Limited and its subsidiary companies.


SGX.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 07/08/2003 to the SGX